
Right Formula + Successful Execution = Long-Term Growth
2003 Annual Report

Blue Rhino: Delivering Long-Term Growth

Blue Rhino is a proven growth company. Our results speak for themselves. We are effectively executing on carefully planned strategies. Over the past five years, we have increased revenues more than fourfold, net income more than sevenfold and earnings per share more than threefold. We have delivered growth, there is no question. We plan to continue this course by furthering our penetration in existing cylinder exchange markets and customers, developing new products that utilize cylinders as their fuel source and leveraging our infrastructure. This is the simple, but powerful, equation that we will use in our mission to deliver long-term growth for our business and lasting value for our shareholders.

This annual report discusses how Blue Rhino is turning the right formula and successful execution into long-term growth.

Company Overview

Founded in 1994, Blue Rhino is the leading national provider of branded propane cylinder exchange and a leading provider of complementary propane-fueled products to consumers. Cylinder exchange provides consumers with a convenient means to exchange empty cylinders for clean, safe, precision-filled cylinders, and the category is growing quickly – estimated at about 40 percent of the $1 billion propane refill market from less than five percent in 1995. Blue Rhino has about 50 percent of the cylinder exchange category, with its services offered at leading home improvement centers, mass merchants, hardware, grocery and convenience stores, including Home Depot, Lowe's, Wal-Mart, Sears, Kroger, Food Lion, Winn-Dixie and ExxonMobil. Blue Rhino has branded cylinder exchange locations at more than 28,000 retail outlets in 48 states and Puerto Rico.

Cylinders are delivered to retailers through a national network of both independent and company-owned distributors. The company's products segment is focused on appliances such as grills, patio heaters and mosquito eradication devices, which are sold through many of the same retailers that offer Blue Rhino's branded cylinder exchange service. The grills sell under private labels and the Uniflame® brand, and the patio heaters under the Endless Summer® brand. In 2003, the company launched SkeeterVac®, a propane-powered mosquito eradicator for the backyard. Blue Rhino stock is quoted on the Nasdaq National Market under the symbol RINO. The company's Web site address is www.bluerhino.com.

Financial Highlights

Fiscal year ended July 31 (In thousands, except per share amounts and retail locations)	2003	2002
Selected Consolidated Statement of Income Data		
Net Revenues	$ 258,222	$ 205,585
Income from Operations	$ 24,473	$ 16,371
Diluted Earnings Per Share	$ 0.86	$ 0.55
Diluted Weighted Average Shares Outstanding	$ 19,239	$ 14,701
Balance Sheet Data		
Current Assets	$ 57,997	$ 41,008
Current Liabilities	$ 31,305	$ 25,752
Total Assets	$ 210,805	$ 143,373
Total Liabilities	$ 78,337	$ 65,011
Stockholders' Equity	$ 132,468	$ 78,362
Retail Locations	28,000	26,000
Cylinder Transactions	10,551	8,267


Revenues
($ Millions)
300
250
200
150
100
50
0
2000
2001
2002
2003


Income from Operations
($ Millions)
25
20
15
10
5
0
2000
2001
2002
2003


Cylinder Exchange Transactions
(Millions)
12
9
6
3
0
2000
2001
2002
2003


SG&A
(% of Net Revenues)
20
15
10
5
0
2000
2001
2002
2003

Letter To Stockholders


Blue Rhino
Spark Something Fun

We generated a 33 percent increase in cylinder exchange revenue in fiscal 2003.

Dear Fellow Stockholders,

Blue Rhino is committed to long-term growth. In our annual report last year, we outlined our strategy for achieving this. We called it the "Right Formula," the cornerstones of which included increasing market share by converting refillers to propane cylinder exchange, increasing the market for cylinder exchange by introducing new propane appliances through premier mass retailers and leveraging investments in our infrastructure.

In 2003, we delivered on this formula through diligent step-by-step execution. The result has been record financial performance and increased opportunities for expansion. We move into fiscal 2004 as the leader in cylinder exchange, and we are confident that our continued financial and operating performance will return lasting value for our shareholders. As we move forward, not only are we committed to growing the company, but reinforcing that we have been and will continue to be dedicated to ethical conduct and embracing a solid corporate governance platform.

2003 Financial Results

We achieved growth on all measures this past year. In fiscal 2003, our net revenues rose 25 percent to $258.2 million, driven by a 33 percent gain in cylinder exchange revenue and a 12 percent rise in products revenue. Additionally, we expanded our gross margins to 24.1 percent from 22.4 percent in the prior year, primarily the result of margins contributed by company-owned distributors acquired during fiscal 2003 and lower cost on valves and cylinders. We more than doubled net income to $16.5 million, or $0.86 per diluted share, compared with $8.0 million, or $0.55 per diluted share, in fiscal 2002.

Three factors contributed to the 33 percent increase in our core cylinder exchange revenue. First, consumer preference for the convenience of cylinder exchange over refill continues to grow at a healthy pace. Our research indicates that the cylinder exchange category accounts for approximately 40 percent of the estimated $1 billion refill market, up from less than five percent in 1995.

Second, overfill prevention device (OPD) guidelines enacted in 2002 continued to provide a catalyst for consumers to try our branded cylinder exchange service for the first time as they upgraded their cylinder to comply with the safety standards. Our research continued to show that more than 80 percent of those who try cylinder exchange service continue to use it. These first two factors drove our same-store units increase of 23 percent for the year.

A third factor in our cylinder exchange growth was the addition of approximately 2,000 retail locations. These locations represented further penetration into our



current customer base as well as new customer relationships. We ended the year with over 28,000 retail locations offering our branded cylinder exchange service.

Later in this report, Tim Scronce, our President and Chief Operating Officer, will discuss how our ability to execute drove our strong growth during the year.

We improved our balance sheet during fiscal 2003 by completing three key initiatives. First, we secured a new and expanded $60 million bank line, which provided flexibility at reduced interest rates and an extended term. We also raised about $15 million through a common stock offering and we prepaid $15 million in 13 percent subordinated debt, thereby reducing our interest expense and simplifying our capital structure.

Corporate Governance

From its inception, Blue Rhino has been committed to ethical conduct in all its endeavors as well as strong, independent and accountable corporate governance. We are enhancing our practices and policies to ensure that we maintain the highest standards of corporate ethics, governance, accountability and financial transparency. Some highlights of our corporate governance actions include:

- Creating a Nominating/Corporate Governance Committee that will oversee issues related to the company's corporate governance guidelines, identify qualified individuals for director positions and recommend the composition of the Board and its committees.
- Adjusting the membership of our Board committees so that each is composed exclusively of independent directors, with a heightened standard of independence applied to audit committee members.
- Adopting Corporate Governance Principles, a Code of Business Conduct and Ethics, Employee Complaint Procedures for Accounting and Auditing Matters and a revised Insider Trading Policy to reinforce our commitment to compliance, ethics and transparency. We will post each of these documents on our corporate Web site, www.bluerhino.com.

We also hired Scott Coward as General Counsel and Corporate Secretary. Scott came to us from General Electric, where he was an Associate General Counsel in its medical systems information technologies business. He will play a vital role at Blue Rhino in advising us on legal matters as well as helping us maintain our solid governance platform.

Five-Year Goal

We always have been an aggressive company when it comes to building our business. That is why we have raised our goal to achieve 25 percent annual growth in EPS over the next five years, which would make Blue Rhino a $500 million company by 2008. It is a bold objective, but given our near- and long-term growth prospects, the demands in our markets and the talent of our associates, we believe it is attainable.

We would not have grown our revenues fourfold during the past five years without bold planning and extending our reach to its limits. Our strategies are simple: increase market share, increase market size and leverage our infrastructure. This is our equation for success – proven strategies and precise execution. The result is long-term growth and enhanced shareholder value.

Thank you for your continued support.



Billy D. Prim
Chairman and Chief Executive Officer

A Note From Tim Scronce



As Billy wrote in his letter, precise execution of our long-term growth strategies has been the key to our success over the past several years. It is important to note that our growth strategy has been focused on top-line as well as bottom-line growth. We delivered both again in fiscal 2003.

On the top line, we took advantage of the growth in cylinder exchange by leveraging our extensive network of 28,000 exchange centers in mass retailers, grocery stores and convenience centers to build on our position as the leader in the cylinder exchange business. Expansion during the year included moving onto Long Island, N.Y., one of the most highly populated suburban markets in the country.

On the bottom line, we executed on our strategy of leveraging our infrastructure and improving our cost structure through the acquisition of certain distributors in November 2002. We predicted the acquisition would be accretive to earnings, would enable us to better control product distribution in key markets and would enable us to develop best practices to be shared throughout our entire distributor network.

What has been the direct impact of these distributor acquisitions? Our cylinder exchange margins widened by 150 basis points, our revenues increased, our service levels improved and our profits grew. The result is clear. The acquisitions were a good move for the company and for shareholders. The margin contribution from these distributors was $3.5 million, 20 percent ahead of our $2.9 million forecast.

We believe these moves have given Blue Rhino one of the most extensive and efficient cylinder exchange systems in the country – yet another competitive advantage.

We successfully implemented several other key initiatives designed to improve our infrastructure and maintain Blue Rhino's leadership position well into the future. These initiatives utilize the latest in technology advances to provide visibility across the entire value chain. First, we introduced Roadnet 5000, a UPS Logistics product that enhances our proprietary demand forecasting system for route optimization. The early results are very encouraging.

Second, we introduced new Internet-based, management reporting tools to better manage the efficiency and effectiveness of Blue Rhino's operations and improve service to our retail customers. As a result, we boosted our in-stock performance to its highest levels ever, while cylinder exchange demand was at record levels this past season.

Finally, we began the rollout of the third generation of our handheld computer system. We have improved the functionality as well as the consistency and reliability of our system after our experience with the first two generations. Our goal is to minimize transactional costs, as our business is made up of a high volume of transactions at a relatively low dollar amount.

As a final note, I would like to join the Blue Rhino family in congratulating Billy Prim for being named this past year as Ernst & Young's Entrepreneur of the Year for the Carolinas region in the Retail and Consumer Products Category. He was selected based on several factors, including Blue Rhino's sustained financial performance and creating a new national convenient service for consumers. Billy's leadership and innovation are a large part of our growth story.



Tim Scronce
President and Chief Operating Officer

How We Are Achieving Long-Term Growth



Our UniFlame subsidiary designs and imports high-quality gas grills.

Delivering long-term growth requires the right formula for capitalizing on current opportunities while mining continuously for new ones. To achieve success means you can never rest on your laurels; you must innovate, create and be quick to move.

Proven Strategies

Blue Rhino's formula for long-term growth starts with proven strategies. We will continue to pursue our strategies of increasing market share, consumer demand and leveraging our infrastructure.

In 2003, after collaborating with entomologists and engineers to develop and test a wide range of technologies in the field of mosquito elimination, we successfully introduced our SkeeterVac® product, a propane-based mosquito eradication device that eliminates biting insects.

The SkeeterVac's FineTune system allows users to customize the mosquito attracting power for the species of mosquitoes in your backyard, without having to use an electrical source of power. We believe the combination of the FineTune system, our wide coverage area and our competitive price point make the SkeeterVac trap the best value on the market. We are just beginning to tap into the considerable potential of this new product category for both our products business and our cylinder exchange business.

The convenience of propane cylinder exchange has driven much of Blue Rhino's growth to date

These strategies have a track record of success, delivering a threefold increase in earnings in the past five years.

Capitalizing on the growing trend of consumers switching to the convenience of propane cylinder exchange has driven much of Blue Rhino's growth to date. We estimate that cylinder exchange accounts for approximately 40 percent of a total $1 billion market for propane, leaving roughly $600 million in additional market share on the table. As the leader in cylinder exchange, we believe Blue Rhino is best positioned to capitalize on this opportunity.

Yet, the opportunity is even larger. Blue Rhino plans to increase the market by driving additional demand for cylinder exchange through the introduction of new propane-based appliances and to capitalize on the continued trend of the preference for propane gas grills over charcoal. Patio heaters, turkey fryers, mosquito elimination devices and other outdoor appliances also are growing markets that are expanding consumers' usage of propane cylinders.

Our existing lines of UniFlame® grills and Endless Summer® patio heaters continue to grow as families spend more time in their backyards, adapting the world around them for convenience. High-end propane grills are evolving into outdoor kitchens. Patio heaters are extending the life of the traditional grilling season. Now along come mosquito eradication devices to further enhance the backyard environment. We believe these trends will continue for the foreseeable future.

Valuable Retail Relationships

Our success is built upon our valuable relationships with Home Depot, Lowe's and Wal-Mart. Not only do these retail giants


Cylinder exchange as % of total
$1 billion propane market
Market
Opportunity
60%
Cylinder
Exchange
40%

provide extensive exposure to the U.S. and, potentially, international markets, they open up numerous cross-merchandising opportunities. When consumers buy a gas grill, patio heater or a mosquito eradication device, they need the fuel to operate the products – similar to buying batteries in a toy store. We gain the revenue from the appliance sold, and we reap the benefits of the increased recurring demand for propane exchange.

To capitalize on opportunities generated as a result of our retail relationships, our strategy has been to improve our operational infrastructure, creating the industry's most efficient, cost-effective inventory and distribution system. We have developed an extensive independent and company-owned distributor network that is capable of servicing over 90 percent of the propane cylinder exchange markets in the U.S.

As part of our effort to leverage our infrastructure, we acquired several key distributors in some of the largest U.S. markets to enhance the performance of our delivery operations. We can gain the most leverage over the profitability of our cylinder exchange business at the distributor level. Improving the efficiency of these operations leads to lower expenses and wider margins.

We will continue to target selective acquisitions of existing cylinder exchange competitors to increase market share and reduce costs. We believe there are about 500 small competitors in the cylinder exchange business, which could provide added density in existing markets and further cost efficiencies.

Families are turning their backyards into outdoor living rooms. Patio heaters keep people warm in winter, grills are becoming outdoor kitchens and the SkeeterVac® keeps backyards free from biting insects.



Successful Execution



Product revenues have grown more than 780 percent in the past four years.

The right strategies are not a guarantee of long-term growth. Execution delivers results. Blue Rhino has successfully executed the right strategy.

Cylinder Exchange And Product Growth

We have been successful in capturing a majority of the growth of the cylinder exchange segment by expanding our reach to more than 28,000 locations across the U.S. and Puerto Rico. These locations are in the places people shop most – home improvement centers, mass merchants, hardware, grocery and convenience locations. The number and location of our Blue Rhino-branded displays has helped drive our fourfold growth in cylinder exchange revenues over the past five years, during which time we have increased our estimated share of the cylinder exchange segment to approximately 50 percent.

Another aspect to our cylinder exchange growth has been strong same-store unit increases, which are driven by consumers switching from refilling to exchanging to satisfy their need for propane. We increased same-store units by 23 percent in fiscal 2003. A catalyst to this transition has been the OPD guidelines enacted in 2002, requiring consumers to obtain a cylinder with the safety-enhanced OPD valve. We expect to see a continued effect from OPD through fiscal 2005, as 19 states have yet to implement the guidelines. We estimate that through July 31, 2003, the industry still had to upgrade 40 percent of the approximate 20 million cylinders that need the OPD upgrade.

We have successfully developed and marketed propane-based appliances, most notably our SkeeterVac mosquito elimination device. We added $8.4 million in top line revenue through a measured rollout of the product in Sam's Club, Wal-Mart.com and Target.com. Propane-based mosquito eradication is a new product category for most retailers, and we are working with them to determine and develop the right product and marketing mix. We plan to increase our sales of SkeeterVacs as the category becomes better known among retailers and consumers.

As our cylinder exchange service and product revenues have grown, so have our relationships with key retailers.

We have successfully cross-sold our propane-based appliances with our cylinder exchange services. By working diligently with our retail partners, we have significantly increased revenues in our products segment.

As our cylinder exchange and product revenues have grown, so have our relationships with key retailers. Blue Rhino has developed a significant presence in many of the largest mass merchants in the U.S., as well as convenience stores and gas stations. We work diligently to earn their trust by providing better products and services, and offer seasoned counsel from our long history in the market and our knowledge and expertise in propane.

Our efforts were rewarded when Wal-Mart named Blue Rhino an International Supplier of the Year in 2003. We were chosen category captain of their

Product Revenues
($ Millions)


100
80
60
40
20
0
2000
2001
2002
2003

outdoor products segment for the second year in a row. In this role, we advise Wal-Mart on choosing products to carry in this area.

We are proud of this recognition.

Successful Acquisitions

We have improved our service as a result of our integration of the distributor acquisitions in fiscal 2003. We have been effective in our efforts to eliminate duplicative processes and institute best practices among our distribution network. Our distributors have exclusive territories and are motivated to increase the value of their Blue Rhino distribution business.

As a result, our company-owned distributors generated approximately $3.5 million more in gross margins than our independently owned distributorships, which was 20 percent ahead of our plan. We expect these acquisitions to continue to be accretive to gross margins going forward.



Future Opportunities



Blue Rhino's SkeeterVac® does not require electricity, a significant competitive advantage.

We will continue to explore new channels for revenue growth in order to achieve our goal of 25 percent annual growth in EPS over the next five years. These opportunities include increased cylinder exchange locations, moving into new markets and exploring new products and product applications.

Expanding Into New Markets

An immediate opportunity lies in expanding our U.S. cylinder exchange presence in four key areas: further penetration into our existing customers, further density in the West, additional grocery locations and selectively acquiring cylinder exchange locations from competitors. Through this strategy we expect to add between 2,000 and 4,000 locations in fiscal 2004.

First, we have approximately 33 percent of the total locations of our top 20 customers, leaving a significant opportunity for expansion. Much of this opportunity for growth resides in many large markets in the West where the climate offers extended grilling seasons. Currently we only have about 10 percent of our cylinder exchange locations in the West.

Additionally, we have only scratched the surface of the grocery store segment, where Blue Rhino has relationships with such retail chains as Kroger, Food Lion and Winn-Dixie. Though we have cylinder exchange centers in approximately 5,000 grocery stores, there are more than 50,000 grocery locations in the U.S., leaving a sizable market to develop.

Finally, while we have competitors in every market, most only have accounts in small, local gas station, grocery and hardware chain stores. It would be too costly to establish a sales force to canvass such a fragmented account base, so we will look to acquire cylinder exchange accounts of these competitors. In the past five years we have completed more than 30 such acquisitions, which have proven to be simple to integrate into our existing distributor network.

As we continue to increase our reach into the $1 billion propane refill market in the U.S., we also are beginning to look at expanding the Blue Rhino brand internationally. International markets offer the potential for increased revenues from Blue Rhino products and services, as many countries currently use propane for cooking and other domestic uses.

To achieve our goal of 25 percent annual growth in EPS over the next five years, we're exploring new market opportunities.

Developing New Product Applications

In addition to expanding our market reach, we also are looking into new applications for our products. For example, we are working with the National Propane Gas Association (NPGA) to explore the possibilities of approving the use of propane cylinders made out of a composite material that would be safer to operate indoors than existing steel cylinders.

The portability of the composite cylinder could lend itself to many new applications of propane for inside the

Share of total locations of top 20 customers


Market Opportunity 67%
Blue Rhino 33%

home, including portable space heaters. In addition, propane emits less total hydrocarbons than many other fuels, making it a cleaner burning fuel. Propane's future potential uses might include everything from powering a lawn mower to fueling a jet ski, all while improving air quality and avoiding water pollution.

Composite cylinders have been used throughout Europe for the past several years. Transportation of propane in composite cylinders has yet to be approved in the U.S., largely due to the fact that to date, no one has actively pursued approval. Time will tell if these concepts become reality, but they are examples of the innovative ideas Blue Rhino is reviewing as we research tomorrow's market opportunities.

When all is said and done, delivering long-term growth is at the heart of everything we do. Our past financial performance has proven that our strategies are sound, and our execution is on the mark. Looking ahead, our road map to continued growth and lasting shareholder value includes capitalizing on opportunities that exist today and being ready to move on new opportunities as they develop.

Blue Rhino has a presence in 5,000 grocery stores. There are more than 50,000 grocery locations in the U.S., leaving substantial room for growth.



Financials

Selected Consolidated Financial Data

The following selected consolidated statements of operations and balance sheet data of the Company as of and for the periods ended July 31, 2003, 2002, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data – Consolidated Financial Statements of the Company and Related Notes Thereto" included elsewhere herein.

Fiscal Year Ended	July 31, 2003	July 31, 2002	July 31, 2001	July 31, 2000	July 31, 1999
(In thousands, except per share and retail locations data)					
Consolidated Statements of Operations Data:					
Net revenues	**$ 258,222**	$ 205,585	$ 137,957	$ 78,230	$ 53,820
Operating costs and expenses:					
Cost of sales	**196,084**	159,440	106,783	57,994	38,661
Selling, general and administrative	**28,404**	21,886	18,688	12,966	8,539
Depreciation and amortization	**9,261**	7,888	8,461	4,717	2,872
Total operating costs and expenses	**233,749**	189,214	133,932	75,677	50,072
Income from operations	**24,473**	16,371	4,025	2,553	3,748
Other expenses (income):					
Interest expense (1)	**7,784**	6,217	5,134	3,107	837
Loss on investees (2)	**455**	714	2,572	403	311
Nonrecurring items (3)	**—**	—	449	—	551
Other, net (4)	**(2,513)**	(422)	(301)	16	(48)
Income (loss) before income taxes	**18,747**	9,862	(3,829)	(973)	2,097
Income taxes	**2,217**	47	123	32	30
Net income (loss)	**$ 16,530**	$ 9,815	$ (3,952)	$ (1,005)	$ 2,067
Preferred dividends	**71**	1,789	770	—	—
Income (loss) available to common Stockholders (5)	**$ 16,459**	$ 8,026	$ (4,722)	$ (1,005)	$ 2,067
Per Share Data:					
Earnings (loss) per common share:					
Basic	**$ 1.00**	$ 0.63	$ (0.41)	$ (0.12)	$ 0.27
Diluted	**$ 0.86**	$ 0.55	$ (0.41)	$ (0.12)	$ 0.27
Shares used in per share calculations:					
Basic	**16,430**	12,658	11,641	8,736	7,645
Diluted (6)	**19,239**	14,701	11,641	8,736	7,787
Selected Operating Data:					
Retail locations (at period end) (7)	**28,000**	26,000	27,000	25,000	18,500
Cylinder transactions	**10,551**	8,267	6,243	4,995	3,710
Consolidated Balance Sheet Data:					
Cash and cash equivalents	**$ 2,495**	$ 1,563	$ 1,044	$ 1,079	$ 913
Working capital	**26,692**	15,256	18,761	5,667	7,442
Total assets	**210,805**	143,373	127,344	108,175	59,899
Long-term obligations, less current maturities	**42,800**	39,259	50,931	42,396	24,111
Total stockholders' equity	**132,468**	78,362	57,149	41,952	27,338

(1) See Note 8 of Notes to Consolidated Financial Statements for an explanation of these items for fiscal years 2003, 2002 and 2001. For fiscal 2000, $158 was reclassified from extraordinary loss as a result of the implementation of new accounting standard.

(2) See Note 11 of Notes to Consolidated Financial Statements for an explanation of these items for fiscal years 2003, 2002 and 2001. During fiscal 2000, the Company had a loss on investee related to the operations of R4 Tech. During fiscal 1999, the Company had a loss on investee related to its convertible loan to Bison Valve, LLC.

(3) See Note 12 of Notes to Consolidated Financial Statements for an explanation of this item in fiscal 2001. During fiscal 1999, the Company incurred costs in connection with an offering of common stock that was terminated before completion due to unfavorable market conditions.

(4) See Note 9 of Notes to Consolidated Financial Statements for an explanation of these items for fiscal years 2003, 2002 and 2001.

(5) See Note 15 of Notes to Consolidated Financial Statements for fiscal years 2003, 2002 and 2001.

(6) For fiscal years 2001 and 2000, common stock options and common stock warrants have been excluded from the computation of diluted loss per share because they were anti-dilutive.

(7) The number of retail locations we report in any period is net of any retail locations at which we have discontinued our cylinder exchange service, whether due to closings, relocations, performance, competitive, regulatory or other factors.

Management's Discussion

and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with "Item 1 – Business – Additional Factors that may Affect our Business or Future Results," "Item 6 – Selected Consolidated Financial Data" and our Consolidated Financial Statements and Notes thereto included in Item 8 of the Annual Report on Form 10-K, which is available upon request.

Overview

Blue Rhino was founded in March 1994. We believe we have become the leading national provider of propane cylinder exchange and a leading provider of complementary propane and non-propane products to consumers through many of the world's greatest retailers. Our branded propane cylinder exchange service is offered at more than 28,000 retail locations in 48 states and Puerto Rico, including leading home improvement centers, mass merchants, hardware, grocery and convenience stores. Our retail partners include Home Depot, Lowe's, Wal-Mart, Sears, Kmart, Kroger, Food Lion, Winn-Dixie, SuperAmerica, Circle K and ExxonMobil. Propane cylinder exchange provides consumers with a safe and convenient alternative to traditional propane tank refilling.

Our cylinder exchange segment partners with retailers and distributors to provide consumers with a nationally branded alternative to traditional cylinder refill. We dedicate our efforts and capital to brand development, value-added marketing, customer service, cylinders, displays, account growth, distributor network management and management information systems. Our distributor network is comprised of independent and company-owned distributorships that invest in the vehicles and other operational infrastructure necessary to operate cylinder exchange businesses. In November 2002, we acquired ten distributors whose territories have historically represented approximately 45% of our cylinder exchange revenues. We believe that our distributor network affords us the opportunity to service approximately 90% of the cylinder exchange markets in the United States.

We currently offer three types of cylinder transactions: (i) like-for-like cylinder exchanges; (ii) cylinder exchanges with valve upgrades offering additional safety features; and (iii) filled cylinder sales. Cylinder transactions accounted for 66.2%, 62.2% and 62.1% of our net revenues in fiscal 2003, 2002 and 2001, respectively.

Our products and other segment revenue grew in fiscal 2003 to $87.3 million from $77.6 million in fiscal 2002 primarily due to the successful launch of the SkeeterVac product. Our products and other segment includes the design and import of consumer products sold through mass retailers. The segment's revenues are derived from products that use propane cylinders as their fuel source, principally grills, patio heaters and mosquito elimination devices and non-propane products such as charcoal grills, fireplace accessories and garden products. This segment's revenues have historically been strongest in the fall and winter months, which is counterseasonal to the strongest months for our cylinder exchange segment. QuickShip, Inc., a retail shipping services company that we acquired in October 2000, is included within the products segment as it is not currently significant on a stand-alone basis. See Note 17 of Notes to Consolidated Financial Statements.

Our revenues are influenced by a number of factors, including seasonality, consumer awareness, weather conditions, new propane appliance sales, price, promotional activities, advertising and those factors described above under "Business – Additional Factors that may Affect our Business or Future Results." We believe we have strategically expanded our business to better diversify our revenue stream, balance our seasonality and offer and promote more products that use our core cylinder exchange service like barbecue grills, patio heaters and mosquito elimination devices.

Our cost of sales for cylinder exchange is comprised of two components. For independent distributors, cost of sales is a contractually determined fixed base amount, along with a variable component based on the price of propane, which we pay for each cylinder transaction. For company-owned distributors, cost of sales is the cost of materials, labor and overhead associated with refurbishing, refilling and distributing cylinders. Our cost of sales for products is comprised of the wholesale cost of products sold.

Critical Accounting Policies

Our consolidated financial statements and related public financial information are based on the application of generally accepted accounting principles of the United States of America ("US GAAP"). US GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. We believe our uses of estimates and underlying accounting assumptions adhere to US GAAP and are consistently applied. Valuations based on estimates are reviewed for reasonableness on a consistent basis. Actual results may differ materially from these estimates.

We have identified the following critical accounting policies that, among others, affect the more significant judgments and estimates used in the preparation of our consolidated financial statements (for further detail, see "Summary of Significant Accounting Policies" in Note 2 of the Notes to Consolidated Financial Statements):

Revenue recognition. We recognize: (i) cylinder transaction revenues upon delivery of the cylinders to retailers by our distributors; (ii) products revenues upon shipment to retailers; and (iii) shipping services revenues at the time consumers ship packages at the in-store retail depot. We estimate returns and allowances against the revenues and record the estimated returns and allowances in the same period in which the revenue is recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business. If the allowances we calculate do not accurately reflect actual returns associated with current revenue, actual revenues could be higher or lower than the level recognized.

Allowance for doubtful accounts. Allowances for doubtful accounts are estimated at the segment level based on estimates of losses related to customer receivable balances. Quantitative estimates are developed from accounts receivable agings based on expected losses. Qualitative estimates are based on evaluations of specific customer accounts in light of current economic conditions. Balances due from customers in bankruptcy are considered uncollectible. The establishment of reserves requires the use of judgments and assumptions regarding the potential for losses on receivable balances. If the allowances we calculate do not accurately reflect losses associated with current receivables, actual losses could be higher or lower than the level recognized.

Depreciation of propane cylinders, cylinder displays and proprietary valves. We own cylinders and cylinder displays, a majority of which are leased to our independent distributors under operating lease agreements (Notes 4 and 6 of the Notes to Consolidated Financial Statements). Cylinders are depreciated over their estimated useful lives of 25 years. Our independent distributors are contractually obligated to refurbish cylinders into like-new condition and reimburse us for any inventory shortages related to cylinders in the form of cash or like-new cylinders. This refurbishment cost is expensed as part of our cost of goods sold. Our displays are depreciated over their estimated useful lives of 10 years and our proprietary valves are depreciated over their estimated useful lives of 12 years. We believe these estimates are reflective of the future usefulness of these assets to our operations. In the event that future facts and circumstances indicate that the carrying value of cylinders, cylinder displays or proprietary valves may not be recoverable, estimated future undiscounted cash flows will be compared to the carrying value of the particular asset and, if less, an impairment loss will be recognized in an amount by which the carrying amount exceeds fair value.

Intangible assets and goodwill impairment. As discussed in Note 7 of the Notes to Consolidated Financial Statements and in the "Impact of New Accounting Pronouncements" section of this report, we have significant intangible assets on our Consolidated Balance Sheets that include goodwill and other intangibles related to acquisitions. The valuation and classification of these assets and the assignment of useful amortization lives involves judgments and the use of estimates. In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. We applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) is no longer be amortized but is subject to annual impairment tests and, in certain circumstances, more frequent impairment tests in accordance with the Statements. Impairment tests are designed to review the recoverability of the carrying values of the intangible assets and require the use of judgments and assumptions. The fair value of the intangible assets would be different using different estimates and assumptions in these valuation techniques. We cannot be sure that future goodwill impairment tests will not result in a change in asset valuations and a charge to earnings.

Derivative instruments. As discussed in Note 14 of the Notes to Consolidated Financial Statements and in Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," we use derivative instruments to manage exposure to interest rate fluctuations and wholesale propane price volatility. In connection with these activities, we have adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all financial derivative instruments be recorded on the balance sheet at fair value. Fair values are based on listed market prices, when such prices are available. To the extent that listed market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price quotations for similar instruments traded in different markets, and pricing models that consider current market conditions and contractual prices for the underlying financial instruments or commodities. Changes in the interest rate and commodity markets will impact our estimates of fair value in the future, potentially affecting our results of operations.

Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and record a valuation allowance to reduce our deferred tax assets to the amount that is expected to be realized in future periods.

Results of Operations

The following table sets forth for the periods indicated the percentage relationship of certain items from our statements of operations to net revenues. Due to many factors, including the National Fire Protection Association ("NFPA") guidelines that require that all propane cylinders refilled after April 1, 2002 be fitted with an overfill prevention device, the diversification of our product offerings and our rapid sales growth, any trends reflected by the following table may not be indicative of future results.

	2003	2002	2001
Net revenues	100.0%	100.0%	100.0%
Operating costs and expenses:			
Cost of sales	75.9	77.6	77.4
Selling, general and administrative	11.0	10.6	13.6
Depreciation and amortization	3.6	3.8	6.1
Total operating costs and expenses	90.5	92.0	97.1
Income from operations	9.5	8.0	2.9
Interest and other expenses (income):			
Interest expense	3.0	3.0	3.7
Loss on investee	0.2	0.4	1.8
Nonrecurring items	—	—	0.3
Other, net	(1.0)	(0.2)	(0.2)
Income (loss) before income taxes	7.3	4.8	(2.7)
Income taxes	0.9	—	(0.1)
Net income (loss)	6.4	4.8	(2.8)
Preferred dividends	0.0	0.9	0.6
Net income (loss) available to common stockholders	6.4%	3.9%	(3.4)%

Comparison of Fiscal Years Ended July 31, 2003 and 2002

Net revenues. Net revenues increased 25.6% to $258.2 million for fiscal 2003 from $205.6 million for fiscal 2002. Net revenues for fiscal 2003 consisted of $170.9 million from cylinder transactions and $87.3 million from product sales. Cylinder exchange revenues increased 33.6% primarily due to an approximately 28% increase in the number of total cylinder transactions to 10.6 million units for fiscal 2003 from 8.3 million units for fiscal 2002. This increase reflects the positive trend toward consumer acceptance of cylinder exchange versus refill and the impact of National Fire Protection Association ("NFPA") guidelines adopted by many states that mandate that all propane cylinders refilled after April 1, 2002 be fitted with an overfill prevention device ("OPD"). Product revenues increased 12.4% due principally to the launch of the SkeeterVac®, mosquito elimination product in March 2003. We currently anticipate revenue growth between 10% and 15% for both our cylinder exchange and products and other segments in fiscal 2004 and we currently expect the new NFPA guidelines to continue to contribute to our cylinder exchange revenue growth at a decreasing rate through at least the end of fiscal 2005.

Gross margin. Our overall gross margin increased to 24.1% for fiscal 2003 from 22.4% for fiscal 2002. Gross margin percentage increased 150 basis points in cylinder exchange to 28.9% from 27.4% in fiscal 2002 due primarily to the reduced cost of valves and cylinders and lower costs at company-owned distributors. We have a propane hedging program that we currently believe limits the exposure of our cylinder exchange gross margin to volatility in propane prices. The products and other segment gross margin increased to 14.6% in fiscal 2003 from 14.3% in fiscal 2002 due primarily to sales of our mosquito elimination device partially offset by lower margins on patio heaters. For fiscal 2004, we currently expect cylinder exchange margins to be between 25% and 28% and product sales gross margins to continue to be between 13% and 17%.

Selling, general and administrative expenses. Selling, general and administrative ("SG&A") expenses increased 29.8% to $28.4 million for fiscal 2003 from $21.9 million for fiscal 2002 and, as a percentage of net revenues, increased to 11.0% for fiscal 2003 from 10.6% for fiscal 2002. SG&A expenses in the cylinder exchange segment increased 26.2% to $18.1 million for fiscal 2003 from $14.4 million for fiscal 2002 due primarily to increased personnel costs associated with managing distributor operations and increased professional fees. SG&A expenses in the products and other segment increased 36.6% to $10.3 million from $7.5 million in the same period in the prior year due primarily to special charges, consisting primarily of relocation expenses associated with consolidating many products segment employees based in Zion, Illinois with the cylinder exchange employee base in Winston-Salem, North Carolina and start-up and development costs related to the introduction of the SkeeterVac mosquito elimination product. We currently expect SG&A expenses to decrease as a percentage of net revenues in fiscal 2004.

Depreciation and amortization. Depreciation and amortization increased 17.4% to $9.3 million for fiscal 2003 from $7.9 million for fiscal 2002. Depreciation and amortization in the cylinder exchange segment increased 17.8% to $8.4 million for fiscal 2003 from $7.1 million in fiscal 2002 due primarily to the increase in depreciation expense resulting from an increase in the number of cylinders and displays. Depreciation and amortization in the products and other segment increased 13.7% to $860,000 for fiscal 2003 from $756,000 in fiscal 2002 due primarily to the increase in depreciation expense related to software development costs for QuickShip. We currently expect depreciation and amortization to increase approximately 15% in fiscal 2004.

Interest expense. Interest expense increased 25.2% to $7.8 million for fiscal 2003 from $6.2 million for fiscal 2002 due primarily to a $2.6 million non-cash charge resulting from the prepayment of $15 million of our 13% subordinated debt that was partially offset by lower interest rates on our credit facility. We currently expect interest expense to decrease to less than $3.0 million in fiscal 2004 due primarily to the absence of subordinated debt, decreased average borrowings on our credit facility and a more favorable interest rate swap agreement.

Loss on investee. Loss on investee decreased to $455,000 for fiscal 2003 from $714,000 for fiscal 2002. We recognized 100% of the loss of R4 Tech in the first quarter of fiscal 2003 as a result of advances made without a corresponding advance from the other joint venture partners. This charge represented the loss related to our 49% ownership interest in R4 Tech, which has since increased to 50% as a result of our acquisition of Platinum. The increased ownership interest and financial control resulted in the consolidation of the financial statements of R4 Tech beginning in the second quarter of fiscal 2003.

Other, net. Other, net increased to $2.5 million for fiscal 2003 from $422,000 for fiscal 2002 due primarily to net proceeds of $2.5 million received in a litigation settlement in March 2003. In addition to the proceeds of the litigation settlement, other, net consists primarily of interest income from advances made to independent distributors and losses from the disposal of assets. We currently expect other, net to be near breakeven for fiscal 2004.

Income taxes. The provision for income taxes increased to $2.2 million in fiscal 2003 from $47,000 for fiscal 2002. The provision reflects the transition to reporting deferred tax expense during the fourth quarter that resulted in a 12% effective tax rate for fiscal 2003. The effective tax rate reflects a net change in the valuation allowance for deffered tax assets of $5.5 million. We currently expect to report income taxes at a fully taxed rate of approximately 39% for fiscal 2004 and going forward.

Preferred dividends. Preferred dividends accrued on our outstanding shares of Series A convertible preferred stock decreased to $71,000 for fiscal 2003 from $1.8 million for fiscal 2002 due to the conversion of all of the Series A convertible preferred stock into common stock in March, April, May and September 2002.

Comparison of Fiscal Years Ended July 31, 2002 and 2001

Net revenues. Net revenues increased 49.0% to $205.6 million for fiscal 2002 from $138.0 million for fiscal 2001. Net revenues for fiscal 2002 consisted of $128.0 million from cylinder transactions and $77.6 million from product sales. Cylinder exchange revenues increased 49.4% due primarily to an approximately 33% increase in the number of cylinder transactions to 8.3 million units in fiscal year 2002 from 6.2 million units during fiscal 2001, reflecting the positive trend toward consumer acceptance of cylinder exchange versus refill and the impact of the new NFPA guidelines requiring that all propane cylinders refilled after April 1, 2002 be fitted with an overfill prevention device ("OPD"). Approximately one-third of the increase in cylinder exchange revenues was due to price increases to retailers, enabled by a higher mix of upgrade transactions, and approximately two-thirds was due to an increase in the number of total cylinder transactions. Product revenues increased 48.5% due principally to an increase in the number of grills sold and to a lesser degree an increase in the number of patio heaters sold.

Gross margin. Our overall gross margin decreased slightly to 22.4% for fiscal 2002 from 22.6% for fiscal 2001. Gross margin percentage increased 70 basis points in cylinder exchange to 27.4% from 26.7% in fiscal 2001 due primarily to price increases to retailers partially offset by a restructured payment plan to distributors to reflect their cost of installing OPD valves. The products and other segment gross margin decreased to 14.3% in fiscal 2002 from 15.9% in fiscal 2001 due primarily to a shift in sales mix to products that carry a lower margin.

Selling, general and administrative expenses. Selling, general and administrative ("SG&A") expenses increased 17.1% to $21.9 million for fiscal 2002 from $18.7 million for fiscal 2001 and, as a percentage of net revenues, decreased to 10.6% for fiscal 2002 from 13.5% for fiscal 2001. The decrease in SG&A expenses as a percentage of net revenues was due primarily to the fact that a significant portion of such expenses are fixed and increased at a slower rate than did net revenues. SG&A expenses in the cylinder exchange segment increased 13.5% to $14.4 million for fiscal 2002 from $12.7 million for fiscal 2001 primarily due to increased personnel costs to support growth, additional costs associated with distributor operations and increased professional fees, partially offset by a decrease in marketing costs. SG&A expenses in the products and other segment increased 24.6% to $7.5 million from $6.0 million in the same period in the prior year primarily due to increased personnel costs to support products-related growth and additional costs related to QuickShip, which had operating costs for the entire fiscal year 2002 compared to nine months in fiscal 2001.

Depreciation and amortization. Depreciation and amortization decreased to $7.9 million for fiscal 2002 from $8.5 million for fiscal 2001. This decrease was primarily due to a reduction in amortization expense to $309,000 for fiscal 2002 from $2.6 million for fiscal 2001 as a result of the elimination of goodwill amortization due to the implementation of SFAS No. 142, Goodwill and Other Intangible Assets. The decrease was partially offset by an increase in depreciation expense resulting from an increase in the number of cylinders held under operating lease agreements and from our acquisition, effective September 30, 2001, of machinery and equipment from R4 Tech.

Interest expense. Interest expense increased to $6.2 million for fiscal 2002 from $5.1 million for fiscal 2001 primarily due to increased interest rates from our $15 million of subordinated debt that we obtained on June 15, 2001.

Loss on investee. Loss on investee decreased to $714,000 for fiscal 2002 from $2.6 million for fiscal 2001 due primarily to increased revenue and improved gross margins. This charge represents our share of the loss related to our 49% ownership interest in R4 Tech.

Other, net. Other, net increased to approximately $422,000 for fiscal 2002 from approximately $301,000 for fiscal 2001. Other income consists primarily of interest income from advances made to R4 Tech and distributors.

Income taxes. The provision for income taxes, which reflects current state income tax expense, decreased to $47,000 in fiscal 2002 from $123,000 for fiscal 2001.

Preferred dividends. Preferred dividends accrued on outstanding Series A Preferred Stock increased to $1.8 million for fiscal 2002 from $770,000 for fiscal 2001. The Series A Preferred Stock accrued a cumulative dividend based on an annual rate of: 5% through September 7, 2003; 12% from September 8, 2003 through September 7, 2004; and 15% thereafter. The annual dividend rate increased to 15% from September 7, 2001 through April 7, 2002 because a registration statement covering the shares of common stock into which the Series A Preferred Stock is convertible was not yet effective. The Series A convertible preferred stock converted into common stock in March, April, May and September 2002.

Liquidity and Capital Resources

Our primary sources of funds have been the incurrence of debt, the issuance of stock and cash flow from operations. The primary sources of cash for fiscal 2003 were cash provided by the issuance of stock and, to a lesser extent, cash provided by operations. Working capital increased by $11.4 million from July 31, 2002 to July 31, 2003, primarily due to a significant increase in inventories during fiscal 2003. The inventory increase in the cylinder exchange segment was primarily to build inventory to a more acceptable level than maintained during fiscal 2002 and as a result of the acquisition of Platinum and Ark. The increase in inventory in the products and other segment was primarily associated with the launch of new products. On July 31, 2003, we had $14.6 million in inventory related to the cylinder exchange segment and $5.8 million in inventory related to the products and other segment. The primary sources of cash for fiscal 2002 were cash provided by operations and, to a lesser extent, cash provided by the issuance of stock. The primary sources of cash for fiscal 2001 were cash provided by the issuance of stock and the proceeds from debt and, to a lesser extent, cash provided by operations.

Net cash generated by operating activities was $11.6 million, $16.7 million, and $1.3 million for fiscal 2003, 2002, and 2001, respectively. The decrease in cash provided by operations for fiscal 2003 from fiscal 2002 was primarily due to increased inventory purchases that offset higher net income and increased non-cash charges. Net cash from operations was significantly lower in 2001 than in fiscal 2003 and fiscal 2002 due primarily to significantly lower net income.

Net cash used in investing activities was $29.3 million for fiscal 2003, $13.1 million for fiscal 2002, and $16.3 million for fiscal 2001. The primary components of cash used in investing activities in all periods included purchases of cylinders, investments in property, plant and equipment and advances to R4 Tech. For fiscal 2003, an additional primary component of cash used in investing activities related to acquisitions. As a result of the acquisitions of Platinum and Ark and the consolidation of R4 Tech resulting from the acquisition of Platinum (Note 17 of Notes to Consolidated Financial Statements), advances to R4 Tech, Platinum and Ark beginning with the second quarter of fiscal 2003 were not reflected in net cash used in investing activities.

Net cash provided by financing activities was $18.7 million for fiscal 2003, compared to net cash used in financing activities of $3.1 million for fiscal 2002 and net cash provided by financing activities of $14.9 million for fiscal 2001. Cash provided by financing activities for fiscal 2003 included net borrowings under our credit facility of $20.3 million, net proceeds of $14.3 million from the sale of common stock in a private placement and net proceeds from exercises of warrants and stock options partially offset by payments on long-term debt including the prepayment in full of our $15.0 million of subordinated debt. Cash used in financing activities for fiscal 2002 included net payments on our credit facility and payments on long-term debt and capital lease obligations partially offset by net proceeds of $9.9 million from the sale of common stock in a private placement. Cash provided by financing activities for fiscal 2001 included $15.0 million in subordinated debt and net proceeds of $9.7 million from a preferred stock private placement partially offset by net payments on our credit facility.

In March 2003, pursuant to a negotiated settlement agreement, we dismissed our lawsuit against PricewaterhouseCoopers alleging violations of professional standards and failure to comply with contractual obligations during its engagement as our auditor. The net proceeds to us in the settlement, after attorneys' fees and other third quarter litigation expenses, were approximately $2.5 million and were reflected in other, net in the Consolidated Statements of Operations. In accordance with the terms of our credit facility, $1.1 million of the net proceeds were applied against the term loan as a reduction. The specific terms of the settlement are confidential.

On December 20, 2002, we completed a private placement of 1.0 million shares of our common stock at a purchase price of $15.79 per share to two institutional investors for gross proceeds of $15.8 million. We initially utilized the proceeds to pay down the revolving line of credit under our credit facility and subsequently used the increased availability under the revolving line to repay in full the $15 million in subordinated debt in our third and fourth fiscal quarters of 2003. In conjunction with the private placement, we issued Additional Investment Rights to the investors exercisable for, collectively, up to an additional 330,000 shares of our common stock at an exercise price of $15.79 per share. The Additional Investment Rights were never exercised and expired on October 1, 2003.

In November 2002, we completed the syndication of a new and expanded bank credit facility (the "Credit Facility"). The Credit Facility consists of a $45 million revolving line of credit and a $15 million term loan, both for general corporate purposes, inclusive of payments made under letters of credit. The Credit Facility has a maturity date of November 30, 2005 and, as amended, required us to utilize the approximately $14.9 million in net proceeds from a private placement of common stock completed December 20, 2002 to repay the term loan or our subordinated debt, in such proportion as we elect, by July 31, 2003. In the third and fourth quarters of fiscal 2003, we prepaid the entire balance of $15 million of our subordinated debt. Advances under the Credit Facility are collateralized by a lien on substantially all of our assets.

Advances under the Credit Facility may be made as either base rate ("prime rate") loans or London Interbank Offered Rate ("LIBOR") loans at our election. Applicable interest rates are based upon either the LIBOR or prime rate plus an applicable margin dependent upon a total leverage ratio. The applicable LIBOR margins range from 200 to 300 basis points, and the applicable prime rate margins range from 50 to 150 basis points. We incurred fees of approximately $1.3 million in connection with the Credit Facility. The fees will be amortized over the life of the agreement through November 30, 2005. We incurred a charge of $96,000 in November 2002 resulting from unamortized fees related to our prior credit facility. On July 31, 2003 we had $46.4 million (including a $10.9 million balance on the term loan) in LIBOR loans outstanding at a weighted-average interest rate of 3.85% and $500,000 in prime rate loans outstanding at a weighted-average interest rate of 5.25%.

Principal payments on the outstanding term loan began on December 31, 2002 and continue quarterly until September 30, 2005. The initial principal payments are $1 million per calendar quarter beginning December 31, 2002, will increase to $1.25 million per calendar quarter beginning December 31, 2003 and will further increase to $1.5 million per calendar quarter beginning December 31, 2004. The Credit Facility includes a .50% commitment fee on the average daily unused amount for each fiscal quarter. The Credit Facility requires us to meet certain covenants, including minimum net worth and cash flow requirements and restricts the payment of cash dividends. At July 31, 2003, we were in compliance with all covenants.

We were party to an interest rate swap agreement with a notional amount of $10 million that expired in July 2003. Under that agreement, we paid a fixed rate of 7.36% and received a rate equivalent to the thirty-day LIBOR, adjusted quarterly. In May 2003, we entered into a new swap agreement with an effective date of August 1, 2003 and an expiration date of October 3, 2005. The initial notional amount is $20 million beginning August 1, 2003, will decrease to $15 million on June 1, 2004, will decrease to $10 million on March 1, 2005 and will further decrease to $5 million on September 1, 2005. Under the new swap agreement, we pay a fixed rate of 1.85% and receive a rate equivalent to the thirty-day LIBOR, adjusted monthly.

In November 2002, we acquired Platinum and Ark and their respective subsidiaries, representing ten of our distributors. Collectively, the territories served by the acquired distributors have historically represented approximately 45% of our cylinder exchange revenues. The aggregate purchase price for the two acquisitions was approximately $32 million. The consideration paid by Blue Rhino in the acquisitions consisted of approximately 1.1 million restricted shares of common stock valued, based on the closing price of our common stock on the Nasdaq National Market on November 22, 2002, at approximately $19 million, $3.1 million in assumed debt satisfied at closing, $4.9 million in advances, and $5.0 million in liabilities assumed. On a preliminary basis, approximately $28.2 million of the purchase price was allocated to goodwill, $2.8 million was allocated to current assets and $1.2 million was allocated to equipment, vehicles and other assets.

On April 19, 2002, we completed the sale of 1.5 million shares of our common stock for $10.875 million in a private placement through SunTrust Robinson Humphrey Capital Markets, as Placement Agent, to selected institutional and individual investors at a price of $7.25 per share. The net proceeds from the financing were used to pay down the Credit Facility.

On June 15, 2001, we completed a $15 million private placement of subordinated debt to an institutional investor. The debenture carried interest at the annual rate of 13%, payable quarterly. The principal balance was scheduled to mature on August 31, 2006, but was prepaid in full during the third and fourth quarters of fiscal 2003. In conjunction with the subordinated debt, we issued a warrant to the investor to purchase 1,372,071 shares of common stock, with an exercise price of $3.8685 per share (subject to adjustment for organic changes in our common stock and for certain future issuances below the then-existing exercise price). The warrant was converted by the investor into 1,070,179 shares of common stock effective January 6, 2003.

On October 26, 2000, we completed the acquisition of QuickShip, Inc., a retail shipping service company and our wholly owned subsidiary. QuickShip, which currently offers its service at over 250 retail locations in 26 states, provides consumers with a convenient, full-service, in-store postal and parcel shipping depot and provides retailers with an additional revenue source. The aggregate purchase price, including certain acquisition costs, was approximately $9.8 million, comprised of approximately $1.0 million in cash and deferred payments, $86,000 in a five-year warrant to purchase 100,000 shares of common stock with an exercise price of $6.00 per share, $2.0 million in liabilities assumed and $6.8 million paid in the form of 1,133,333 shares of Series A Convertible Preferred Stock valued at $6.00 per share. We currently project QuickShip to be dilutive by approximately $600,000 on an operating income basis in fiscal 2004 primarily due to depreciation and amortization expenses of approximately $500,000.

On September 7, 2000, we completed a private placement of 1,716,667 shares of our Series A Convertible Preferred Stock to two institutional investors under common management and three individuals, including Billy Prim and Andrew Filipowski, for an aggregate purchase price of approximately $10.3 million. Messrs. Prim and Filipowski invested $50,000 and $250,000 for 8,333 and 41,667 shares of Series A Convertible Preferred Stock, respectively. In connection with this issuance of the Series A Convertible Preferred Stock we paid William Blair & Co. a placement fee of $500,000 in cash and issued a five-year warrant to purchase 16,667 shares of common stock at $6.00 per share. The warrant was converted by the investor into 10,100 shares of common stock effective September 27, 2002.

The Series A Convertible Preferred Stock accrued a cumulative dividend on the 20th day of December, March, June, and September of each year based on an annual rate of 5% through September 7, 2003; 12% from September 8, 2003 through September 7, 2004; and 15% thereafter. Effective September 7, 2001, the annual dividend rate increased to 15% because a registration statement covering the shares of common stock into which the Series A Convertible Preferred Stock was convertible was not yet effective. The 15% rate continued until the registration statement became effective on April 8, 2002. As of July 31, 2003, 2002 and 2001, we had accrued dividends on the outstanding shares of Series A Convertible Preferred Stock of $0, $1.7 million and $770,000, respectively. During March, April and May 2002, the holder of 1,000,000 shares of Series A Convertible Preferred Stock voluntarily converted such shares into 1,000,000 shares of common stock. Effective September 24, 2002, as permitted by our Second Amended and Restated Certificate of Incorporation, as amended, we converted the remaining 1,850,000 outstanding shares of Series A Convertible Preferred Stock into 1,850,000 shares of common stock. Prior to the respective conversions, the shares of Series A Convertible Preferred Stock accrued a cumulative dividend that we satisfied, as permitted by the terms of the Series A Convertible Preferred Stock, by issuing an aggregate of 233,611 shares of our common stock to the holders of the Series A Convertible Preferred Stock upon conversion.

On April 28, 2000, we entered into a joint venture agreement to operate and manage the automated propane bottling and cylinder refurbishing plant in North Carolina then owned by R4 Tech, which began operations in May 2000. We received a 49% ownership interest in the joint venture in exchange for our net contribution of approximately $3.4 million. Effective September 30, 2001, we entered into a sale and leaseback transaction with R4 Tech purchasing all of the land, buildings and equipment associated with the propane bottling and cylinder refurbishing operation for $7.6 million. The purchase price was used by R4 Tech to repay our outstanding advances. Contemporaneously with the sale, R4 Tech leased back the land, buildings and equipment from us under the terms of a three-year operating lease agreement. The joint venture was accounted for using the equity method of accounting through the first quarter of fiscal 2003. As a result of the acquisition of Platinum, we increased our ownership interest in R4 Tech on a consolidated basis by 1% to 50%. We consolidated the results of R4 Tech beginning in the second quarter of fiscal 2003 as a result of our increased ownership and financial control. During the first quarter of fiscal 2003 we provided net advances of $1.1 million to R4 Tech. During the fiscal years 2002 and 2001, we provided net advances of $1.0 million and $4.2 million, respectively, to R4 Tech.

We currently have capital commitments outstanding of approximately $2.5 million relating to machinery and equipment associated with three new cylinder refilling and refurbishing facilities in Los Angeles, Chicago and Denver and two mobile filling modules. We expect that these commitments will be satisfied by the Spring of 2004. We currently anticipate that our total capital expenditures for fiscal 2004, excluding acquisitions, will be approximately $14.0 million, and will relate primarily to cylinders, cylinder displays, computer technology and distribution infrastructure. Our capital expenditure and working capital requirements in the foreseeable future will change depending on many factors including, but not limited to, the rate of our expansion, our operating results and any other adjustments in our operating plan made in response to competition, acquisition opportunities or unexpected events.

We believe that our existing borrowing capacity under the Credit Facility, together with cash provided by operations, will be sufficient to meet our expected capital expenditure and working capital requirements for fiscal 2004 and enable us to pay down a portion of our credit facility. However, if we experience an unexpected change in demand for our cylinder exchange service or our products, we may need additional funds to meet our capital requirements and, in that event, we may seek additional debt or equity financing. We cannot be sure that any additional equity or debt financing will be available on favorable terms or on terms that are not dilutive to our stockholders.

The following table summarizes our contractual payment obligations and other commercial commitments (in thousands):

Payment obligations by fiscal year ended July 31,

Contractual obligations	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt	$ 1,464	$ 42	$ 29	$ 24	$ 9	$ 110	$ 1,678
Capital lease obligations	219	267	129	17	14	9	655
Operating leases	1,422	715	344	223	53	—	2,757
Total contractual cash obligations	$ 3,105	$ 1,024	$ 502	$ 264	$ 76	$ 119	$ 5,090

Other commercial commitments	2004	2005	2006	2007	2008	Thereafter	Total
Line of Credit	$ 4,750	$ 5,750	$ 36,400	$ —	$ —	$ —	$ 46,900
Standby letters of credit	605	—	—	—	—	—	605
Total commercial commitments	$ 5,355	$ 5,750	$ 36,400	$ —	$ —	$ —	$ 47,505

We have leased some of our facilities from Billy D. Prim, our Chairman and Chief Executive Officer, and from Rhino Real Estate, LLC, a company affiliated with Billy D. Prim and Andrew J. Filipowski, our Vice Chairman. The leases expire on December 31, 2003, April 30, 2004, and October 31, 2007, respectively. Our rent expense for the years ended July 31, 2003, 2002 and 2001 was $433,000, $272,000 and $259,000, respectively. Management has received an independent third-party determination from Lincoln Harris, LLC to the effect that the our leases are fair and within typical market conditions for comparable properties and believes that the terms of all of these leases are within the range of terms that could have been obtained from unrelated third parties for comparable properties.

Uniflame Corporation leases its facility from H & M Enterprises, LLC, a company affiliated with Mac McQuilkin, the president of Uniflame. The lease terminates on March 31, 2005. Uniflame's rent expense for the years ended July 31, 2003, 2002 and 2001 was $317,000, $316,000 and $308,000, respectively. Management believes that the terms of this lease are comparable to those that could have been obtained from unrelated third parties.

Seasonality. We have experienced and currently expect to continue to experience seasonal fluctuations in our revenues and operating income. Our revenues and operating income have been highest in the spring and summer, which includes the majority of the grilling season, and lowest in the fall and winter. Our cylinder exchange segment, which generally enjoys higher margins than our products and other segment, experiences higher revenues and operating income in the spring and summer. Conversely, our products and other segment experiences higher revenues and operating income in the fall and winter. Sustained periods of poor weather, particularly in the spring and summer, can negatively impact our revenues. Accordingly, our results of operations in any quarter will not necessarily be indicative of the results that we may achieve for a full fiscal year or any future quarter.

Inflation. We do not believe that inflation has had a material adverse effect on our revenues, cost of sales or our results of operations. We cannot be sure that our business will not be materially affected by inflation in the future.

Price of Propane. Beginning with the third quarter of fiscal 2000 and continuing through the third quarter of fiscal 2001, there were dramatic increases in fuel costs and propane reached unusually high levels. During the fourth quarter of fiscal 2001 and continuing through the first quarter of fiscal 2003, propane prices returned to a range more consistent with historical levels, but during the balance of fiscal 2003, again reached unusually high levels. On March 1, 2001, we initiated a propane price hedging strategy that reduced, and we currently believe will continue to reduce, our gross margin risk resulting from fluctuations in the price of propane. Our strategy is designed to reduce exposure to the fuel cost component of a significant portion of our expected total cylinder exchange volume. If propane costs rise, our gross margins and results of operations would be negatively affected due to additional costs on unhedged volumes (both within and, if applicable, in excess of our expected volumes) that we may not be able to recover fully through an increase in our price to retailers.

Off-Balance Sheet Arrangements. The Company does not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

Impact of New Accounting Pronouncements. In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." The Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. As required by SFAS No. 143, we have adopted this new accounting standard for fiscal year 2003. The adoption of SFAS No. 143 did not have a material impact on our consolidated results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, we have adopted this new accounting standard for fiscal year 2003. The adoption of SFAS No. 144 did not have a material impact on our consolidated results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and establishes that gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria for treatment as extraordinary. We have adopted this standard for fiscal year 2003. The adoption of SFAS No. 145 did not have a material impact on our consolidated results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. We have adopted this standard for fiscal year 2003. The adoption of SFAS No. 146 did not have a material impact on our consolidated results of operations or financial position.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions-An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." SFAS No. 147 is an industry specific standard and is not applicable to us; therefore, it will not have an impact on our consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions in SFAS No. 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. We adopted the interim financial reporting for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on our consolidated results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, which addresses the consolidation of business enterprises (variable interest entities), to which the usual condition of consolidation, a controlling financial interest, does not apply. FIN 46 requires an entity to assess its equity investments to determine if they are variable interest entities. As defined in FIN 46, variable interests are contractual, ownership or other interests in an entity that change with changes in the entity's net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases or other arrangements with the variable interest entity. An entity that will absorb a majority of the variable interest entity's expected losses or expected residual returns, as defined in FIN 46, is considered the primary beneficiary of the variable interest entity. The primary beneficiary must include the variable interest entity's assets, liabilities and results of operations in its consolidated financial statements. FIN 46 is immediately effective for all variable interest entities created after January 31, 2003. For variable interest entities created prior to this date, the provisions of FIN 46 were originally required to be applied no later than our first quarter of Fiscal 2004. On October 8, 2003, the FASB issued FASB Staff Position (FSP) FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities." The FSP provides a limited deferral (until the end of our second quarter of 2004) of the effective date of FIN 46 for certain interests of a public entity in a variable interest entity or a potential variable interest entity. We will continue to evaluate FIN 46, but due to the complex nature of the analysis required by FIN 46 we have not determined the impact on our consolidated results of operations or financial position. We have goodwill associated with previous acquisitions that may be affected by FIN 46.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. We adopted this standard for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. We adopted this standard for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates on borrowings under our Credit Facility. The Credit Facility bears interest based on LIBOR and the prime rate plus an applicable margin dependent upon a total leverage ratio. To quantify our exposure to interest rate risk, a 100 basis point increase in interest rates would have increased interest expense for the years ended July 31, 2003, 2002 and 2001 by approximately $284,000, $243,000 and $341,000, respectively. Actual changes in interest rates may differ materially from the hypothetical assumptions used in computing this exposure.

We use derivative financial instruments to manage exposure to fluctuations in interest rates on our Credit Facility (Note 14 of Notes to Consolidated Financial Statements). These derivative financial instruments, which are all swap agreements, are not entered into for trading purposes. A swap agreement is a contract to exchange a floating rate for a fixed rate without the exchange of the underlying notional amount. In fiscal 2000, we entered into an interest rate swap agreement with a notional amount of $10 million as a hedge of our variable interest rate debt represented by the Credit Facility. Under the swap agreement, which expired in July 2003, we paid a fixed rate of 7.36% and received a rate equivalent to the thirty-day LIBOR, adjusted quarterly. At July 31, 2003, we had $46.4 million in LIBOR-based loans outstanding at a weighted-average interest rate of 3.85% and the interest rate swap was an effective cash flow hedge. In May 2003, we entered into a new swap agreement with an effective date of August 1, 2003 and an expiration date of October 3, 2005. The initial notional amount is $20 million beginning August 1, 2003, will decrease to $15 million on June 1, 2004, will decrease to $10 million on March 1, 2005 and will further decrease to $5 million on September 1, 2005. Under the new swap agreement, we will pay a fixed rate of 1.85% and receive a rate equivalent to the thirty-day LIBOR, adjusted monthly.

We are exposed to commodity price risk related to changes in the price of propane. If propane prices rise, our gross margins and results of operations would be negatively affected due to additional costs that may not be fully recovered through an increase in our price to retailers. Assuming that propane prices are not hedged and any increase cannot be recovered through an increase in our price, a $.01 increase in the price per gallon of propane would reduce the gross margin in our cylinder exchange segment by approximately .3% or 30 basis points. Actual changes in cylinder exchange margins may differ materially from that based on the hypothetical assumptions used in computing this exposure. We have entered into a series of monthly option contracts that are designed to reduce exposure to the propane cost component of a significant portion of our total projected cylinder exchange volume (Note 14 of Notes to Consolidated Financial Statements). These monthly option contracts are not entered into for trading purposes.

We invest our cash and cash equivalents in investment grade, highly liquid investments consisting of money market instruments, bank certificates of deposit and overnight investments in commercial paper. Substantially all of our transactions are conducted and accounts are denominated in U.S. dollars, and, as such, we do not currently have exposure to foreign currency risk.

Information About Geographic Areas

In fiscal 2003, 2002 and 2001, respectively, approximately $255.0 million (98.8%), approximately $203.4 million (98.9%) and approximately $134.3 million (97.3%) of our revenues were derived from customers in the United States. For each year, the balance of our revenues was derived from customers located in other countries, primarily Canada and the United Kingdom. At July 31, 2003 and 2002, approximately $151,000 and $400,000 of our long-lived assets were located in countries other than the United States.

Forward Looking Statements

This Annual Report contains forward-looking statements that relate to our plans, objectives, estimates, goals and future financial performance. Words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," and variations of such words and similar expressions, identify such forward-looking statements. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and speak only as of the date of this report. Our business is subject to numerous risks and uncertainties, including: that its significant retail relationships are generally nonexclusive and terminable at will; its ability to manage growth; its ability to place Blue Rhino cylinder exchange at additional retail locations; its ability to protect its intellectual property and to strengthen its brand; risks that it will be found to have infringed the intellectual property rights of others; its ability to mitigate the effects of high propane commodity prices; its ability to integrate acquisitions; its ability to manage its distributor operations; its ability to launch new products and services; the effect of safety guidelines on consumer demand for cylinder exchange; contingencies associated with the shareholder class action and shareholder derivative lawsuits recently filed against the Company; and consumer confidence and spending patterns, retailer inventory policies and the price of propane. These and other risks and uncertainties, many of which are addressed in the section of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", in the section entitled "Business – Additional Factors that may Affect our Business or Future Results" in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, or in future filings that we make with the Securities and Exchange Commission, could cause our actual results, performance and developments to be materially different from those expressed or implied by any of these forward-looking statements. To the extent permitted by applicable law, we make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this report that may affect the accuracy of any forward-looking statement.

Additional Information Regarding Trademarks

The Blue Rhino name and logo, the names RhinoTUFF®, Tri-Safe®, Bison®, and Bison design®, Uniflame®, UniGrill®, DuraClay®, GardenArt®, America's Choice For Grill Gas®, Endless Summer®, Endless Summer Comfort®, Grill Gas®, and Grill Gas design®, ShippingSpot®, and Spot design®, SkeeterVac®, Grill Aficionado™, Fine Tune™, Harmony™, Spark Something Fun™ and Patriot™ are our registered and pending trademarks.

Availability of Reports

The registrant's Internet website is www.bluerhino.com. The registrant makes available, free of charge, through its website, via hyperlink to a third party service that maintains filings made with the Securities and Exchange Commission, its annual report on Form 10-K, its quarterly reports on Form 10-Q and its current reports on Form 8-K, and all amendments to such reports, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

Consolidated Balance Sheets

As of July 31, 2003 and 2002

(In thousands, except share and per share data)	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,495	$ 1,563
Accounts receivable, net	25,809	25,329
Inventories	20,372	11,035
Prepaid expenses and other current assets	7,055	3,081
Deferred income taxes	2,266	—
Total current assets	57,997	41,008
Cylinders, net	50,917	37,004
Property, plant and equipment, net	37,765	30,477
Goodwill and other intangibles, net	62,862	31,988
Other assets	1,264	2,896
Total assets	$ 210,805	$ 143,373
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 19,193	$ 19,969
Current portion of long-term debt and capital lease obligations	6,433	2,013
Accrued liabilities	5,679	3,770
Total current liabilities	31,305	25,752
Long-term debt and capital lease obligations, less current maturities	42,800	39,259
Deferred income taxes	4,232	—
Total liabilities	78,337	65,011
Stockholders' equity:		
Preferred stock, $0.001 par value, 20,000,000 shares authorized, 1,850,000 shares issued and outstanding at July 31,2002	—	2
Common stock, $0.001 par value, 100,000,000 shares authorized, 17,838,027 and 12,058,542 shares issued and outstanding at July 31, 2003 and 2002, respectively	18	12
Capital in excess of par	132,704	95,901
Accumulated deficit	(1,068)	(17,527)
Accumulated other comprehensive income (loss)	814	(26)
Total stockholders' equity	132,468	78,362
Total liabilities and stockholders' equity	$ 210,805	$ 143,373

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended July 31, 2003, 2002 and 2001

(In thousands, except per share data)	2003	2002	2001
Net revenues	$ 258,222	$ 205,585	$ 137,957
Operating costs and expenses:			
Cost of sales	196,084	159,440	106,783
Selling, general and administrative	28,404	21,886	18,688
Depreciation and amortization	9,261	7,888	8,461
Total operating costs and expenses	233,749	189,214	133,932
Income from operations	24,473	16,371	4,025
Interest and other expenses (income):			
Interest expense	7,784	6,217	5,134
Loss on investee	455	714	2,572
Nonrecurring item	—	—	449
Other, net	(2,513)	(422)	(301)
Income (loss) before income taxes	18,747	9,862	(3,829)
Income taxes	2,217	47	123
Net income (loss)	16,530	9,815	(3,952)
Preferred dividends	71	1,789	770
Income (loss) available to common stockholders	$ 16,459	$ 8,026	$ (4,722)
Earnings per common share:			
Basic	$ 1.00	$ 0.63	$ (0.41)
Diluted	$ 0.86	$ 0.55	$ (0.41)
Shares used in per share calculations:			
Basic	16,430	12,658	11,641
Diluted	19,239	14,701	11,641

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended July 31, 2003, 2002 and 2001

(In thousands, except share data)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount
Balances, July 31, 2000	9,221,703	$ 9		
Issuance of Series A Convertible Preferred stock			1,716,667	$ 2
Issuance of common stock warrants				
Issuance of preferred stock in connection with acquisitions			1,133,333	1
Issuance of common stock under employee stock purchase and option plans	57,449			
Accretion of preferred dividend				
Expense related to distributor stock option plan				
Loss on derivative instruments				
Net loss				
Total comprehensive loss.				
Balances, July 31, 2001	9,279,152	9	2,850,000	3
Issuance of Series A Convertible Preferred stock				
Issuance of common stock in private placement	1,500,000	2		
Conversion of preferred stock to common stock	1,000,000	1	(1,000,000)	(1)
Common stock issued for preferred dividend.	96,532			
Accretion of preferred dividend				
Proceeds from exercise of stock options and warrants	105,277			
Issuance of common stock under employee stock purchase plan	77,581			
Expense related to distributor stock option plan				
Income on derivative instruments				
Net income				
Total comprehensive income				
Balances, July 31, 2002	12,058,54	12	1,850,000	2
Issuance of common stock in private placement	1,000,000	1		
Conversion of preferred stock to common stock	1,850,000	2	(1,850,000)	(2)
Common stock issued for preferred dividend.	137,079			
Accretion of preferred dividend				
Issuance of common stock in connection with acquisitions	1,104,196	1		
Proceeds from exercise of stock options and warrant	1,635,436	2		
Issuance of common stock under employee stock purchase plan	52,774			
Expense related to distributor stock option Plan.				
Tax effect of non-qualified stock options exercised				
Income on derivative instruments, net of income taxes of $533				
Net income				
Total comprehensive income				
Balances, July 31, 2003	**17,838,027**	**$ 18**	**—**	**$ —**

The accompanying notes are an integral part of the consolidated financial statements.

Capital in Excess of Par	Common Stock Warrants	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive Income (Loss)
59,897	$ 2,877	$ (20,831)		$ 41,952	
9,659				9,661	
	3,526			3,526	
6,799				6,800	
84				84	
770		(770)		—	
180				180	
			$ (1,102)	(1,102)	$ (1,102)
		(3,952)		(3,952)	(3,952)
		$			(5,054)
77,389	6,403	(25,553)	(1,102)	57,149	
(168)				(168)	
9,861				9,863	
				—	
				—	
1,789		(1,789)		—	
481	(202)			279	
237				237	
111				111	
			1,076	1,076	$ 1,076
		9,815		9,815	9,815
					$ 10,891
89,700	6,201	(17,527)	(26)	78,362	
13,497	843			14,341	
				—	
				—	
71		(71)		—	
18,549				18,550	
7,353	(4,485)			2,870	
356				356	
125				125	
494				494	
			840	840	$ 840
		16,530		16,530	16,530
					$ 17,370
130,145	$ 2,559	$ (1,068)	$ 814	$ 132,468	

Consolidated Statements of Cash Flows

For the Years Ended July 31, 2003, 2002 and 2001

(In thousands)	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ 16,530	$ 9,815	$ (3,952)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	9,261	7,888	8,461
Loss on investee	455	714	2,572
Expense related to distributor stock option plan	125	111	180
Non-cash interest expenses	3,446	1,048	210
Deferred income taxes	2,157	—	—
Nonrecurring item	—	—	449
Other	363	105	38
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	250	(5,710)	(485)
Inventories	(15,035)	(3,126)	(2,477)
Other current assets	(295)	140	(1,540)
Accounts payable and accrued liabilities	(5,693)	5,764	(2,159)
Net cash provided by operating activities	11,564	16,749	1,297
Cash flows from investing activities:			
Business acquisitions	(6,746)	(218)	(1,334)
Purchases of property, plant and equipment	(11,400)	(4,683)	(5,582)
Purchase of cylinders, net	(7,720)	(7,381)	(5,414)
Net investment in and advances to joint venture	(1,086)	(1,049)	(4,152)
(Issuance of) collections on notes receivable and advances to distributors, net	(2,372)	205	217
Net cash used in investing activities	(29,324)	(13,126)	(16,265)
Cash flows from financing activities:			
Proceeds from (payments on) revolving line of credit, net	9,357	(10,977)	(6,654)
Proceeds from term loan	10,900	—	—
Proceeds from issuance of common stock, net	18,066	10,210	84
Payment of debt issuance and common stock registration costs	(1,320)	—	(932)
Payments of long-term debt and capital lease obligations	(18,311)	(2,337)	(2,226)
Proceeds from issuance of preferred stock, net	—	—	9,661
Proceeds from debt issuance	—	—	15,000
Net cash provided by (used in) financing activities	18,692	(3,104)	14,933
Net increase (decrease) in cash and cash equivalents	932	519	(35)
Cash and cash equivalents at beginning of period	1,563	1,044	1,079
Cash and cash equivalents at end of period	$ 2,495	$ 1,563	$ 1,044

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

1. Description of Business and Basis of Presentation

Blue Rhino Corporation ("Blue Rhino" or the "Company") believes it is the leading provider of propane cylinder exchange as well as a leading provider of complementary propane and non-propane products to consumers. Blue Rhino cylinder exchange provides consumers with a convenient means to exchange empty cylinders for clean, safe, precision-filled cylinders. The Company has branded cylinder displays at over 28,000 retail locations in 48 states plus Puerto Rico. Blue Rhino cylinder exchange is offered at leading home improvement centers, mass merchants, hardware, grocery and convenience stores. Cylinders are delivered to retailers through a national network of 51 independent and company-owned distributors. The Blue Rhino products group designs and imports patio heaters, barbecue grills, mosquito elimination devices and various garden and fireplace products primarily from Asia. These products are marketed primarily to home improvement centers, mass merchants, and hearth stores. A subsidiary, QuickShip, Inc., provides consumers with a convenient, full-service, in-store postal and parcel shipping depot and provides retailers with another revenue source.

The consolidated financial statements of Blue Rhino Corporation (the "Company") include the accounts of its wholly owned subsidiaries: Uniflame Corporation ("Uniflame"); QuickShip, Inc. ("QuickShip"); Rhino Services, L.L.C., CPD Associates, Inc.; USA Leasing, L.L.C.; Blue Rhino Global Sourcing, LLC; Platinum Propane, L.L.C. ("Platinum"); Ark Holding Company LLC ("Ark"); and Blue Rhino Consumer Products, LLC. As a result of the Company's acquisition of Platinum in November 2002, the Company increased its ownership interest in R4 Technical Center North Carolina, LLC ("R4 Tech") on a consolidated basis by 1% to 50%. The Company consolidated the results of R4 Tech beginning in the second quarter of fiscal 2003 as a result of its increased ownership and financial control (Note 11). All material intercompany transactions and balances have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Revenue Recognition. Blue Rhino recognizes: (i) cylinder transaction revenues upon delivery of the cylinders to retailers by our distributors; (ii) products revenues upon shipment to retailers; and (iii) shipping services revenues at the time consumers ship packages at the in-store retail depot. The Company estimates returns and allowances against the revenues and records the estimated returns and allowances in the same period in which the revenue is recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

Accounts Receivable, Net. Accounts receivable, net include allowances for doubtful accounts of $917 and $841 at July 31, 2003 and 2002, respectively. Allowances for doubtful accounts are estimated at the segment level based on estimates of losses related to customer receivable balances. Quantitative estimates are developed from accounts receivable agings based on expected losses. Qualitative estimates are based on evaluations of specific customer accounts in light of current economic conditions. Balances due from customers in bankruptcy are considered uncollectible.

Inventories. Inventories are valued at the lower of cost or market on a first-in, first-out (FIFO) basis and consist primarily of finished goods including cylinders, cylinder valves, grills, patio heaters, mosquito eliminators, fireplace accessories, and garden products. The Company maintains reserves for obsolete inventories. Specific reserves are established based on an evaluation of the inventory to determine if cost exceeds market value. General reserves are established based on markdowns applied to excess or aged inventories.

Cylinders, Net. Cylinders are stated at cost and depreciated on a straight-line basis over their estimated useful lives of twenty-five years. Cylinders include the cost of proprietary valves. The proprietary valves are depreciated on a straight-line basis over their estimated useful lives of twelve years. Depreciation expense for the years ended July 31, 2003, 2002, and 2001 was $2,618, $2,126 and $1,434, respectively.

Capitalized Software Development Costs. Certain development costs for internal use software are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility and ceases when the product is ready for release. Software development costs are amortized on a straight-line basis over the expected life of the product estimated at three years. Capitalized software development costs were $1,785, $560 and $583 for the years ended July 31, 2003, 2002 and 2001, respectively. At July 31, 2003 and 2002, total capitalized costs were $4,144 and $2,359 and accumulated amortization was $2,308 and $1,419, respectively.

Property, Plant and Equipment, Net. Property, plant and equipment are stated at cost. Depreciation and amortization are provided for using the straight-line method over estimated useful lives ranging from 3 to 10 years for cylinder displays, 3 to 5 years for computer hardware and software, and 5 to 30 years for building and equipment.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For assets held and used, an impairment charge is recognized if projected undiscounted cash flows are not adequate to cover the carrying value of the assets. For assets held for disposal, an impairment charge is recognized if the carrying value of the assets exceeds the fair value less costs to sell.

Goodwill and other Intangibles, Net. In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Our annual measurement date is February 1. The Company applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002. There was no impairment of goodwill upon adoption of SFAS 142. The Company is required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. The Company cannot be sure that future goodwill impairment tests will not result in a charge to earnings. Patents and other intellectual property are amortized over their estimated useful lives. Non-compete agreements are amortized using the straight-line method over the life of the agreements, which is generally three years.

(In thousands, except share and per share data)

Financial Instruments. Financial instruments consist of cash and cash equivalents, accounts receivable, advances, notes receivable, short-term and long-term debt and derivatives. The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. At July 31, 2003 and 2002 the carrying amounts of the Company's financial instruments approximated their fair values.

The Company uses derivative financial instruments to manage exposure to fluctuations in interest rates on its variable rate debt (Note 14). An interest rate swap agreement is a contract to exchange floating rate for fixed interest payments periodically over the life of the agreement without the exchange of the underlying notional amount. The notional amount of the swap agreement is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The differential paid or received under the interest rate swap agreement is recognized as an adjustment to interest expense.

The Company uses derivative financial instruments in the form of swaps and collars to hedge against fluctuations in the propane price component of its distributor payments and in the price of propane purchases at company-owned distributors (Note 14). The differential paid or received under the agreements is recognized as an adjustment to cost of sales.

Comprehensive income. Comprehensive income includes net income and certain financial statement components, such as net unrealized holding gains or losses, cumulative translation adjustments, and income or loss on derivative instruments. The Company reports accumulated other comprehensive income in the Consolidated Statement of Stockholders' Equity.

Advertising and Promotion. The Company expenses advertising and promotion costs as incurred and these costs are included as selling, general and administrative expenses. Advertising and promotion costs for the years ended July 31, 2003, 2002 and 2001 were $145, $262 and $392, respectively. Cooperative advertising expenses are classified as a reduction of revenue.

Self-Insurance. The Company is self-insured for a portion of losses relating to worker's compensation, automobile, and product liability claims. Claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for claims using insurance data and historical experience.

Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Stock-Based Compensation. The Company accounts for the 1994 Stock Incentive Plan, the 1998 Stock Incentive Plan and the Director Option Plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") (Note 15). Under APB 25, no compensation expense is recognized for stock options issued with an exercise price equivalent to the fair value of the Company's common stock on the date of grant. In general, stock options and other equity instruments granted or issued under the Distributor Stock Option Plan are accounted for in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). For companies that continue to account for stock-based compensation arrangements under APB 25, SFAS 123 requires disclosure of the pro forma effect on net income (loss) as if the fair value based method prescribed by SFAS 123 had been applied. The Company has adopted the pro forma disclosure requirements of SFAS 123.

Had compensation expense for the 1994 Stock Incentive Plan, the 1998 Stock Incentive Plan or the Director Option Plan been determined for options granted since August 1, 1995 in accordance with SFAS No. 123, the Company's pro forma net income/(loss) and earnings/(loss) per share for the years ended July 31, 2003, 2002 and 2001 would have been as follows:

	2003	2002	2001
Net income (loss) available for common stockholders:			
As reported	$16,459	$ 8,026	$(4,722)
Pro forma	$13,212	$ 6,636	$(5,952)
Earnings (loss) per common share:			
Basic:			
As reported	$ 1.00	$ 0.63	$ (0.41)
Pro forma	$ 0.80	$ 0.52	$ (0.51)
Diluted:			
As reported	$ 0.86	$ 0.55	$ (0.41)
Pro forma	$ 0.69	$ 0.45	$ (0.51)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for all grants: expected lives ranging from five to six years; expected volatility ranging from 30% to 91%; expected dividends of zero and a risk-free interest rate ranging from 1.1% to 5.8%.

Use of Estimates. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from these estimates.

Reclassification. Certain prior year amounts have been reclassified to conform to the presentation adopted in fiscal 2003.

Recent Accounting Pronouncements. In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." The Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. As required by SFAS No. 143, the Company adopted this new accounting standard for fiscal year 2003. The adoption of SFAS No. 143 did not have a material impact on the Company's consolidated results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, the Company adopted this new accounting standard for fiscal year 2003. The adoption of SFAS No.

144 did not have a material impact on the Company's consolidated results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and establishes that gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria for treatment as extraordinary. The Company adopted this standard for fiscal year 2003. The adoption of SFAS No. 145 did not have a material impact on the Company's consolidated results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company adopted this standard for fiscal year 2003. The adoption of SFAS No. 146 did not have a material impact on the Company's consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions in SFAS No. 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company adopted the interim financial reporting for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a significant impact on the Company's consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The Company adopted this standard for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on the Company's consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. The Company adopted this standard for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a significant impact on the Company's consolidated results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which addresses the consolidation of business enterprises (variable interest entities), to which the usual condition of consolidation, a controlling financial interest, does not apply. FIN 46 requires an entity to assess its business relationships to determine if they are variable interest entities. As defined in FIN 46, variable interests are contractual, ownership or other interests in an entity that change with changes in the entity's net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases or other arrangements with the variable interest entity. An entity that will absorb a majority of the variable interest entity's expected losses or expected residual returns, as defined in FIN 46, is considered the primary beneficiary of the variable interest entity. The primary beneficiary must include the variable interest entity's assets, liabilities and results of operations in its consolidated financial statements. FIN 46 is immediately effective for all variable interest entities created after January 31,2003. For variable interest entities created prior to this date, the provisions of FIN 46 were originally required to be applied no later than the Company's first quarter of Fiscal 2004. On October 8, 2003, the FASB issued FASB Staff Position (FSP) FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities," for Certain Interests Held by a Public Entity. The FSP provides a limited deferral (until the end of the Company's second quarter of 2004) of the effective date of FIN 46 for certain interests of a public entity in a variable interest entity or a potential variable interest entity. The Company will continue to evaluate FIN 46, but due to the complex nature of the analysis required by FIN 46 has not determined the impact on its consolidated results of operations or financial position.

3. Concentration of Credit Risk

The Company's cash and cash equivalents are held by high-quality financial institutions, thereby reducing credit risk concentrations. Due to the geographic dispersion and the high credit quality of the Company's significant customers, credit risk relating to accounts receivable is limited. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, does not require collateral on accounts receivable. The Company's three largest customers accounted for a total of approximately 65%, 59%, and 54% of net revenues in the years ended July 31, 2003, 2002 and 2001, respectively, as follows:

	2003	2002	2001
Wal-Mart	36%	32%	26%
Home Depot	18	18	19
Lowe's Companies	11	9	9
Total	65%	59%	54%

The Company's revenues with Home Depot and Lowe's are predominantly in the cylinder exchange segment while revenues with Wal Mart occur in both the cylinder exchange and products segments. Approximately 58% and 47% of the Company's aggregate accounts receivable at July 31, 2003 and 2002, respectively, were from these customers. If the financial condition or operations of these customers deteriorate, the Company's operating results could be adversely affected.

(In thousands, except share and per share data)

4. Cylinders, net

The Company owns propane cylinders and cylinder displays. The Company is responsible for the cost of refurbishing cylinders obtained from consumers in exchange transactions. The Company currently offers three types of cylinder transactions: (i) like-for-like cylinder exchanges; (ii) cylinder exchanges with valve upgrades offering additional safety features; and (iii) filled cylinder sales. The refurbishment cost of all three types of cylinder transactions, the valve cost associated with upgrade transactions, and the cylinder cost associated with sale transactions are expensed as part of our cost of goods sold. As cylinder inventories are depleted by sale transactions, they are generally replaced by purchasing new cylinders.

Cylinder cost as of July 31, 2003 and 2002 was $47,318 and $30,781, respectively, with accumulated depreciation of $5,175 and $3,474, respectively. As of July 31, 2003 and 2002, cylinder cost included the cost of proprietary valves of $11,008 and $11,008, respectively, with accumulated depreciation of $2,234 and $1,317, respectively.

Significant portions of cylinders and displays are leased to independent distributors under operating lease agreements for use within each distributor's territory (Note 6). Under these lease agreements, independent distributors are obligated to refurbish cylinders into like-new condition and, in the event of loss or damage, to repair or replace the cylinders. In addition, the distributor (lessee) is obligated to pay for all maintenance, installation, deinstallation, taxes and insurance related to the cylinders. The leases continue until either party terminates upon 60 days written notice the other party.

As of July 31, 2003 and 2002, the costs of cylinders under lease were $22,236 and $30,781, respectively, with accumulated depreciation of $2,400 and $3,474, respectively. Lease income for cylinders for the years ended July 31, 2003, 2002 and 2001 was $1,785, $2,865 and $2,957, respectively. As of July 31, 2003, estimated future minimum rental payments to be received are approximately $1,205 per year through the year 2008.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consists of the following at July 31:

	2003	2002
Advances	$ 1	$ 991
Prepaid expenses and other receivables	5,561	1,782
Propane derivative	1,365	307
Notes receivable	128	1
	$ 7,055	$ 3,081

6. Property, Plant and Equipment, Net

Property, plant and equipment consists of the following at July 31:

	2003	2002
Land	$ 178	$ 178
Building and leasehold improvements	4,442	3,526
Cylinder displays, including panel graphics	31,429	26,894
Vehicles	1,843	589
Machinery and equipment	8,083	6,578
Furniture & fixtures	432	283
Computer hardware and software	11,063	8,337
Equipment leased under capital leases	750	411
Construction in progress	1,945	—
	60,165	46,796
Less accumulated depreciation and amortization (including $174 and $135 as of July 31, 2003 and 2002, respectively, for equipment under capital leases)	(22,400)	(16,319)
	$ 37,765	$ 30,477

Depreciation and amortization expense for the years ended July 31, 2003, 2002 and 2001 was $6,495, $5,453 and $4,384, respectively.

The Company enters into operating lease agreements with its independent distributors for cylinder displays for use within each distributor's territory. Under these leases, the distributor (lessee) is obligated to pay for all maintenance, installation, deinstallation, taxes and insurance related to the cylinder displays. The lessee bears all risk of loss and damage to the displays and, in the event of loss or damage, is required to repair or replace the displays. The leases continue until either party terminates upon 60 days written notice to the other party. As of July 31, 2003 and 2002, the costs of cylinder displays under lease were $15,957 and $24,573, respectively, with accumulated depreciation of $5,578 and $7,538, respectively. Lease income for cylinder displays for the years ended July 31, 2003, 2002 and 2001 was $1,050, $1,646 and $1,685, respectively. As of July 31, 2003, estimated future minimum rental payments to be received are approximately $882 per year through the year 2008.

Effective September 30, 2001, the Company entered into a sale and leaseback transaction with R4 Tech. The Company purchased all of the land, buildings and equipment associated with the propane bottling and cylinder refurbishing operation. The assets were purchased for $7,599. The purchase price was used to repay outstanding advances to R4 Tech. Simultaneously, R4 Tech leased the land, buildings, and equipment from the Company under the terms of a three-year operating lease agreement. Under this agreement, R4 Tech pays Blue Rhino a ten percent annual rate based on the value of all leased equipment. Lease income for the years ended July 31, 2003 and 2002 was $196 and $640, respectively. As a result of the acquisition of Platinum, the Company increased its ownership interest in R4 Tech (Note 11) on a consolidated basis by 1% to 50%. The Company consolidated the results of R4 Tech beginning in the second quarter of fiscal 2003 as a result of its increased ownership and financial control, therefore the lease payments are eliminated in consolidation.

Land, buildings and equipment leased to R4 Tech consisted of the following at July 31, 2003 and 2002:

	2003	2002
Land	$ 158	$ 158
Buildings	2,921	2,775
Equipment	5,173	4,837
	8,252	7,770
Accumulated depreciation	(939)	(418)
	$ 7,313	$ 7,352

7. Goodwill and Other Intangibles, Net

Intangibles consist of the following at July 31:

	2003	2002
Goodwill	$ 64,852	$ 33,867
Patents and trademarks	1,421	1,409
Non-compete agreements	1,029	1,002
	67,302	36,278
Accumulated amortization	(4,440)	(4,290)
	$ 62,862	$ 31,988

Amortization expense for the years ended July 31, 2003, 2002 and 2001 was $148, $309, and $2,644, respectively. As of July 31, 2003, the estimated aggregate amortization expense for each of the five succeeding fiscal years is $114 in 2004, $81 in 2005, $71 in 2006, $71 in 2007 and $67 in 2008.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations, and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to impairment tests on at least an annual basis (and more often in certain circumstances) in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company applied the new rules for accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. In accordance with the requirements of SFAS 142, the Company has identified three reporting units: the cylinder exchange segment, the products group and QuickShip. The forecasts, valuations and impairment analyses under the Statement were made at these reporting unit levels. The fair values of the cylinder exchange segment and the products group were based on discounted cash flow projections over ten fiscal years. The Company projected positive cash flows for cylinder exchange and the products group in all periods. The valuations indicated that the fair value of the reporting units exceeded the carrying value of the reporting units by a substantial margin.

Negative indicators have existed for QuickShip, including operating losses and negative cash flows. As a result, management deemed it appropriate to obtain an independent valuation of QuickShip to determine if goodwill impairment existed as of August 1, 2001. The valuation was based on projected cash flows over ten fiscal years with significant growth in the number of locations and revenue assumed in years three through seven. Capital expenditures range from $100 to $750 each year. The valuation uses a discount rate of 25%. The independent valuation concluded that the fair value of QuickShip exceeded its carrying value at August 1, 2001. Since that date, the Company has updated the valuation on a quarterly basis using revised assumptions of cash flow in the future years based upon the Company's most recent business plan, which shows near breakeven cash flows in year three with steadily increasing cash flows in years four through ten. Each of the revised valuations also concluded that there was no impairment of the $6.3 million in goodwill for QuickShip.

Based on the foregoing, the Company determined there to be no impairment of goodwill . Future goodwill impairment tests may, however, result in a charge to earnings.

The following table presents the impact of SFAS 142 on net income (loss) and net income (loss) per share for the years ended July 31, 2003 and 2002 and, assuming SFAS 142 had then been in effect, for the year ended July 31, 2001 (in thousands, except per share amounts):

	2003	2002	2001
Reported income (loss) available to common shareholders	$16,459	$ 8,026	$(4,722)
Adjustments:			
Amortization of goodwill	—	—	2,268
Adjusted income (loss) available to common shareholders	$16,459	$ 8,026	$(2,454)
Reported basic income (loss) per common share	$ 1.00	$ 0.63	$ (0.41)
Reported diluted income (loss) per common share	$ 0.86	$ 0.55	$ (0.41)
Adjusted basic income (loss) per common share	$ 1.00	$ 0.63	$ (0.21)
Adjusted diluted income (loss) per common share	$ 0.86	$ 0.55	$ (0.21)

8. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital leases consist of the following at July 31:

	2003	2002
Bank credit facility:		
Revolving line of credit	$ 36,000	$ 26,643
Term loan	10,900	—
Subordinated debt	—	15,000
Discount on subordinated debt	—	(2,666)
Acquisition notes payable	158	655
Capital lease obligations bearing interest at various rates from 3.2% to 12.6%	655	113
Other	1,520	1,527
	49,233	41,272
Less amounts due within one year...	6,433	2,013
	$ 42,800	$ 39,259

(In thousands, except share and per share data)

The aggregate maturities of long-term debt and capital lease obligations at July 31, 2003 are as follows:

	Long-Term Debt	Capital Lease Obligations	Total
2004	$ 6,214	$ 263	$ 6,477
2005	5,792	277	6,069
2006	36,429	132	36,561
2007	24	19	43
2008	9	15	24
Thereafter	110	9	119
	48,578	715	49,293
Less imputed interest	—	(60)	(60)
	$ 48,578	$655	$ 49,233

On November 20, 2002, the Company completed the syndication of a new and expanded bank credit facility (the "Credit Facility"). The Credit Facility consists of a $45,000 revolving line of credit and a $15,000 term loan, both for general corporate purposes, inclusive of payments made under letters of credit. The Company has outstanding letters of credit of $605 and $1,093 as of July 31, 2003 and 2002, respectively. The Credit Facility has a maturity date of November 30, 2005 and, as amended, requires the Company to utilize the approximately $14,900 in net proceeds from a private placement of common stock completed December 20, 2002 to repay the term loan or its subordinated debt, in such proportion as the Company elects, by July 31, 2003. In the third and fourth quarters of fiscal 2003, the Company repaid the entire $15,000 of the subordinated debt and incurred a $2,589 non-cash charge that was reflected in interest expense. Advances under the Credit Facility are collateralized by a lien on substantially all of the Company's assets.

Advances under the Credit Facility may be made as either base rate ("prime rate") loans or London Interbank Offered Rate ("LIBOR") loans at the Company's election. Interest rates are based upon either the LIBOR or prime rate plus an applicable margin dependent upon a total leverage ratio. The applicable LIBOR margins range from 200 to 300 basis points, and the applicable prime rate margins range from 50 to 150 basis points. The Company incurred fees of $1,320 in connection with the Credit Facility. The fees will be amortized over the life of the Credit Facility, through November 30, 2005. The Company incurred a charge of $96 in November 2002 resulting from unamortized fees related to its prior credit facility. On July 31, 2003 the Company had $46,400 (including a $10,900 balance on the term loan) in LIBOR loans outstanding at a weighted-average interest rate of 3.85% and $500 in prime rate loans outstanding at a weighted-average interest rate of 5.25%.

Principal payments on the outstanding term loan began on December 31, 2002 and continue quarterly until September 30, 2005. The initial principal payments are $1,000 per calendar quarter beginning December 31, 2002, will increase to $1,250 per calendar quarter beginning December 31, 2003 and will further increase to $1,500 per calendar quarter beginning December 31, 2004. In accordance with the terms of the Credit Facility, $1,100 of the net proceeds of the March 2003 litigation settlement (Note 20) were applied against the term loan as a reduction. The Credit Facility includes a .50% commitment fee on the average daily unused amount for each fiscal quarter. The Credit Facility requires the Company to meet certain covenants, including minimum net worth and cash flow requirements, restricts the payment of cash dividends and permits early extinguishment of up to $15,000 of the Company's subordinated debt.

The Company was party to an interest rate swap agreement with a notional amount of $10,000 that expired in July 2003. Under that agreement, the Company paid a fixed rate of 7.36% and received a rate equivalent to the thirty-day LIBOR, adjusted quarterly. In May 2003, the Company entered into a new swap agreement with an effective date of August 1, 2003 and an expiration date of October 3, 2005. The initial notional amount is $20,000 beginning August 1, 2003, will decrease to $15,000 on June 1, 2004, will decrease to $10,000 on March 1, 2005 and will further decrease to $5,000 on September 1, 2005. Under the new swap agreement, the Company will pay a fixed rate of 1.85% and receive a rate equivalent to the thirty-day LIBOR, adjusted monthly.

On June 15, 2001, the Company completed a $15,000 private placement of subordinated debt to an institutional investor. The debenture carried interest at the annual rate of 13%, payable quarterly. The principal balance was scheduled to mature on August 31, 2006, but was prepaid in full during the third and fourth quarters of fiscal 2003. In addition, the Company issued a warrant to the investor to purchase 1,372,071 shares of common stock, with an exercise price of $3.8685 per share (subject to adjustment for organic changes in its common stock and for certain future issuances below the then-existing exercise price) valued at $3,440. The warrant was converted by the investor into 1,070 shares of common stock effective January 6, 2003.

Interest expense included the non-cash amortization of debt issuance costs for the years ended July 31, 2003, 2002 and 2001 of $780, $304 and $192, respectively.

Other includes obligations bearing interest at various rates between 3.50% and 11.50%.

9. Other, net

The Company had certain non-operating income and expenses classified as other, net during the years ended July 31, 2003, 2002 and 2001 as follows:

	2003	2002	2001
Interest income	**$ (141)**	$ (512)	$ (553)
Miscellaneous (income) expense	**(165)**	(15)	201
Loss on disposal of assets	**258**	105	51
Litigation proceeds, net	**(2,465)**	—	—
	$ (2,513)	$ (422)	$ (301)

10. Income Taxes

The components of the provision for income taxes for the years ended July 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Current:			
State	$ 60	$ 47	$ 123
Total current	60	47	123
Deferred:			
Federal	$ 1,801	—	—
State	356		
Total deferred	2,157	—	—
Total income tax provision	$ 2,217	$ 47	$ 123

A reconciliation of the differences between the statutory federal income tax rate and the effective tax rate for the years ended July 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Federal statutory tax rate	35.0%	34.0%	(34.0)%
Change in valuation allowance	(27.7)	(34.4)	32.5
Permanent differences and other	.2	.4	2.5
State taxes net of federal benefit	4.3	.5	2.2
Effective tax rate	11.8%	.5%	3.2%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liability are as follows:

	2003	2002	2001
Assets:			
Net operating loss carryforward	$16,489	$11,583	$13,884
Allowance for doubtful accounts	370	1,540	1,042
Distributor option plan	346	289	205
Deferred loss on joint venture	30	(430)	529
Accrued expenses	765	327	531
Reserves and other	1,255	661	591
Total gross deferred tax assets	19,255	13,970	16,782
Valuation allowance	(149)	(5,606)	(8,616)
Net deferred tax assets	$19,106	$ 8,364	$ 8,166
Liability:			
Depreciation and amortization	21,072	$ 8,364	8,166
Total gross deferred tax liabilities	$21,072	$ 8,364	$ 8,166

As of July 31, 2003, the Company has recorded a valuation reserve for deferred tax assets of $149 related to state operating losses. This reserve was established in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as it is management's opinion that it is more likely than not that some portion of these benefits may not be realized. The net change in the valuation allowance for the year ended July 31, 2003 was a decrease of $5,457. At July 31, 2003, federal net operating losses of approximately $42,000 may expire beginning in year 2010 and state net operating losses of approximately $33,000 may expire beginning in year 2010 if unused. The utilization of the net operating losses will be subject to certain limitations as prescribed by Section 382 of the Internal Revenue Code.

11. Investment in Joint Venture

As a result of the acquisition of Platinum, the Company increased its ownership interest in R4 Technical Center - North Carolina, LLC ("R4 Tech") on a consolidated basis by 1% to 50%. The Company consolidated the results of R4 Tech beginning in the second quarter of fiscal 2003 as a result of its increased ownership and financial control. R4 Tech began operations in May 2000 and was accounted for under the equity method of accounting through the first quarter of fiscal 2003. During the first quarter of fiscal 2003, the Company recognized 100% of the loss of R4 Tech as a result of advances made without a corresponding advance from the other joint venture partners. The Company recognized its portion of the loss in the joint venture for the period ended July 31, 2003, 2002 and 2001 of $455, $714 and $2,572, respectively. At July 31, 2002, the Company had advances outstanding to R4 Tech of $141 and payables to R4 Tech of $1,755.

Summary financial information for R4 Tech as of and for the periods ended July 31, 2002 and 2001 is as follows:

	2002	2001
Current assets	$ 2,323	$ 1,496
Property, plant, and equipment and other assets	1	7,617
Current liabilities	2,895	8,162
Long-term debt	—	22
Net sales	12,697	9,910
Gross loss	(260)	(3,802)
Net loss	$ (1,449)	$ (5,250)

12. Nonrecurring Item

During the year ended July 31, 2001, the Company incurred a charge of $449 related to costs incurred in connection with refinancing its bank credit facility.

13. Earnings (Loss) Per Share:

The following table sets forth a reconciliation of the numerators and denominators in computing earnings (loss) per common share in accordance with Statement of Financial Accounting Standards No. 128.

	2003	2002	2001
Net income (loss)	$ 16,530	$ 9,815	$(3,952)
Less: Preferred stock dividends	71	1,789	770
Income (loss) available to common stockholders	$ 16,459	$ 8,026	$(4,722)
Income (loss) available to common stockholders	$ 16,459	$ 8,026	$(4,722)
Weighted average number of common shares outstanding (in thousands)	16,430	12,658	11,641
Basic earnings (loss) per common share	$ 1.00	$ 0.63	$ (0.41)
Income (loss) available to common stockholders	$16,459	$ 8,026	$(4,722)
Weighted average number of common shares outstanding (in thousands)	16,430	12,658	11,641
Effect of potentially dilutive securities (in thousands):			
Common stock options	1,671	890	—
Common stock warrants	1,138	1,153	—
Weighted average number of common shares outstanding assuming dilution	19,239	14,701	11,641
Diluted earnings (loss) per common share	$ 0.86	$ 0.55	$ (0.41)

Common stock options and common stock warrants listed below for the years ended July 31, 2003 and 2002 were not included in the computation of diluted earnings per share because the exercise prices are greater than the average market price of the Company's common stock and the effect would be anti-dilutive. Common stock options and common stock warrants listed below for the year ended July 31, 2001 have been excluded from the computation of diluted loss per share because they were anti-dilutive.

	2003	2002	2001
Common stock options	990,750	1,023,047	2,467,893
Common stock warrants	330,000	284,063	2,935,704

14. Derivative Instruments

Effective August 1, 2000, the Company adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The cumulative effect of the adoption of SFAS 133 resulted in a reduction to OCI of $131 for fiscal 2001.

The Company uses derivative instruments, which are designated as cash flow hedges, to manage exposure to interest rate fluctuations and wholesale propane price volatility. The Company's objective for holding derivatives is to minimize risks by using the most effective methods to eliminate or reduce the impacts of these exposures.

In July 2000, the Company entered into an interest rate swap agreement ("2000 Swap"), as required under its former bank credit facility, with a notional amount of $10,000 as a cash flow hedge of the variable interest rate debt outstanding under its credit facility. Under the 2000 Swap agreement, which expired in July 2003, the Company paid a fixed rate of 7.36% and received a rate equivalent to the thirty-day London Interbank Offered Rate ("LIBOR"), adjusted quarterly. The 2000 Swap was designated as a hedge of the benchmark interest rate. In November 2002, the Company completed the syndication of a new and expanded bank credit facility (the "Credit Facility"). Advances under the Credit Facility may be made as either base rate ("prime rate") loans or LIBOR loans at the Company's election. Applicable interest rates are based upon either the LIBOR or prime rate plus an applicable margin dependent upon a total leverage ratio. As a result of the 2000 Swap, there was a $588, $498 and a $154 charge to interest expense for the effective portion of the hedge during the years ended July 31, 2003, 2002 and 2001, respectively. Hedge ineffectiveness, determined in accordance with SFAS 133, resulted in a ($27) and a ($1) credit to other income during the years ended July 31, 2003 and 2002, respectively, and a $12 charge to other expense during the year ended July 31, 2001. The fair value of the 2000 Swap at July 31, 2002 was ($551).

In May 2003, the Company entered into a new swap agreement ("2003 Swap"), as required under the Credit Facility, with an effective date of August 1, 2003 and an expiration date of October 3, 2005. The initial notional amount is $20,000 beginning August 1, 2003, will decrease to $15,000 on June 1, 2004, will decrease to $10,000 on March 1, 2005 and will further decrease to $5,000 on September 1, 2005. Under the 2003 Swap agreement, the Company will pay a fixed rate of 1.85% and receive a rate equivalent to the thirty-day LIBOR, adjusted monthly. On July 31, 2003 the Company had $46,400 in thirty-day LIBOR loans outstanding.

Effective March 1, 2001, the Company restructured its payment obligations to independent distributors such that each payment includes a fixed component and a variable component based on the price of propane. Beginning in March 2001, the Company entered into various derivative instruments as cash flow hedges against fluctuations in the propane price component of the distributor payments. The Company acquired the Platinum and Ark distributor entities in November 2002 (Note 17). As a result of the acquisition, approximately 45% of the payments made each month for the variable propane price component were eliminated. However, Platinum and Ark purchase a significant amount of propane based on the Mt. Belvieu underlying (the same basis used for the Company's propane swaps). Therefore, the propane swaps effectively hedge the variable propane price component to independent distributors and the purchases made based on Mt. Belvieu prices by company-owned distributors. The Company currently expects that the derivative instruments will hedge, in the aggregate, approximately 65% to 75% of the Company's anticipated monthly cylinder exchange volume during fiscal year 2004. At this level, substantially all of the Company's fixed prices with its major retailers will be hedged. As a result of the propane derivative instruments, there was a ($3,996) credit to cost of sales for the effective portion of the hedge during the year ended July 31, 2003 and a $2,064 and a $235 charge to cost of sales for the effective portion of the hedge during the years ended July 31, 2002 and 2001, respectively. Hedge ineffectiveness, determined in accordance with SFAS 133, had no impact on earnings for the twelve-month periods ended July 31, 2003, 2002 and 2001, respectively. The fair value of the derivative at July 31, 2003 and 2002 was $1,365 and $515, respectively, and it is reflected on the balance sheet at July 31, 2003 as a $1,365 current asset in prepaid expenses and other current assets.

The net derivative loss recorded in OCI will be reclassified into earnings over the term of the underlying cash flow hedges. The amount that will be reclassified into earnings will vary depending upon the movement of the underlying interest rates and propane prices. As interest rates and propane prices decrease, the charge to earnings will increase. Conversely, as interest rates and propane prices increase, the charge to earnings will decrease.

The following is a rollforward of the components of OCI for the years ended July 31, 2003, 2002 and 2001:

	2003	2002	2001
Beginning balance deferred in OCI	$ (26)	$ (1,102)	$ —
Transition adjustment from adoption of SFAS 133	—	—	(131)
Net change associated with current period hedge transactions, net of tax of ($533), $0 and $0 in fiscal 2003, 2002 and 2001, respectively	4,275	(1,485)	(1,372)
Net amount reclassified into earnings during the year	(3,435)	2,561	401
Ending balance deferred in OCI	$ 814	$ (26)	$ (1,102)

Total comprehensive income (loss) was $17,370, $10,891 and ($5,054) for the years ended July 31, 2003, 2002 and 2001, respectively.

15. Stockholders' Equity

Common Stock Placements. On December 20, 2002, the Company completed a private placement of 1.0 million shares of its common stock at a purchase price of $15.79 per share to two institutional investors for gross proceeds of $15,800. In conjunction with the private placement, the Company issued Additional Investment Rights to the investors exercisable for, collectively, up to an additional 330,000 shares of its common stock at an exercise price of $15.79 per share. The Additional Investment Rights were never exercised and expired on October 1, 2003. The net proceeds from the financing were used to pay down long-term debt.

On April 19, 2002, the Company completed the sale of 1.5 million shares of common stock for $10.875 million in a private placement through SunTrust Robinson Humphrey Capital Markets, as Placement Agent, to selected institutional and individual investors at a price of $7.25 per share. The net proceeds from the financing were used to pay down the Credit Facility.

Preferred Stock. On September 7, 2000 (the "Closing Date") the Company completed a private placement of 1,716,667 shares of its Series A Convertible Preferred Stock to two institutional investors under common management and three individuals, including Billy D. Prim, its Chairman, Chief Executive Officer and President, and Andrew J. Filipowski, its Vice Chairman, for an aggregate purchase price of approximately $10,300. Messrs. Prim and Filipowski invested $50 and $250 for 8,333 and 41,667 shares of Series A Convertible Preferred Stock, respectively. In addition, on October 26, 2000, the Company issued 1,133,333 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $6,800 in connection with its acquisition of QuickShip (Note 17).

In connection with the issuance of 1,716,667 shares of Series A Convertible Preferred Stock, the Company paid William Blair & Co. a placement fee of $500 in cash and issued a five-year warrant to purchase 16,667 shares of common stock at an exercise price of $6.00 per share.

The Series A Convertible Preferred Stock accrued a cumulative dividend on the 20th day of December, March, June, and September of each year based on an annual rate of 5% through September 7, 2003; 12% from September 8, 2003 through September 7, 2004; and 15% thereafter. Effective September 7, 2001, the annual dividend rate increased to 15% because a registration statement covering the shares of common stock into which the Series A Convertible Preferred Stock is convertible was not yet effective. The 15% rate continued until the registration statement became effective on April 8, 2002. As of July 31, 2003 and 2002, the Company had accrued dividends on the outstanding shares of Series A Convertible Preferred Stock of $0 and $1.7 million, respectively. During March, April, May and September 2002, the holders of all 2,850,000 shares of Series A Convertible Preferred Stock converted such shares into 2,850,000 shares of common stock. Prior to conversion, the shares of Series A Convertible Preferred Stock accrued a cumulative dividend that the Company satisfied, as permitted by the terms of the Series A Convertible Preferred Stock, by issuing an aggregate of 233,611 shares of common stock to the holders of the Series A Convertible Preferred Stock upon conversion.

(In thousands, except share and per share data)

Stock Compensation Plans. The Company has three active stock-based compensation plans (the "Plans") for outside directors, officers and certain employees to receive stock options and other equity-based awards. Under the Plans, the Company may, at its discretion, issue incentive or non-qualified stock options, stock appreciation rights, restricted stock or deferred stock.

Stock options generally are granted with an exercise price equal to 100% of the market value per share of the common stock on the date of grant. The options vest over one to five years and expire ten years from the date of grant. The terms and conditions of the awards made under the plans vary but, in general, are at the discretion of the board of directors or its appointed committee. Under the Plans the Company has reserved 5,017,709 shares of common stock for use and distribution under the terms of the Plans.

The Company also has a Distributor Stock Option Plan (the "Distributor Option Plan") for Blue Rhino distributors and their stockholders, partners, members, directors, general partners, managers, officers, employees and consultants. The Company has reserved 400,000 shares of common stock for issuance upon the exercise of options granted under the Distributor Option Plan. Options issued under the Distributor Option Plan vest ratably over four years and expire ten years from the date of grant. For the years ended July 31, 2003, 2002 and 2001, the Company recognized compensation expense included in cost of sales of approximately $125, $111 and $180, respectively, related to stock options outstanding under the Distributor Option Plan.

A consolidated summary of the Company's Plans and Distributor Option Plan at July 31, 2003, 2002 and 2001 and changes during the period then ended is presented in the table below:

	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares under option:						
Outstanding, beginning of year	**3,297,304**	**$ 6.61**	2,467,893	$ 6.93	1,535,307	$ 10.58
Granted	**1,763,000**	**14.80**	1,110,000	5.94	1,148,360	2.61
Exercised	**150,060**	**5.96**	58,433	3.09	—	—
Cancelled	**423,425**	**9.60**	222,156	7.75	215,774	9.63
Outstanding, end of year	**4,486,819**	**9.56**	3,297,304	6.61	2,467,893	6.93
Exercisable, end of year	**1,239,648**	**8.38**	1,063,216	9.48	688,173	11.23
Weighted average fair value of options granted	**$ 5.80**		$ 2.37		$ 1.18	
Options available for grant, end of year	**930,890**		770,465		671,982	

For various price ranges, weighted average characteristics of outstanding stock options at July 31, 2003 were as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Price	Shares	Weighted Average Price
$2.13 — $ 4.60	888,777	7.35	$ 2.50	354,208	$ 2.54
$ 5.06 — $ 7.50	1,118,834	7.72	5.98	240,275	6.53
$7.90 — $12.75	813,559	8.37	10.08	200,582	8.62
$12.86 — $14.99	736,399	6.98	13.22	397,783	13.04
$15.09 — $18.57	878,250	9.38	17.00	—	—
$19.13 — $24.25	51,000	5.72	21.45	46,800	21.63
	4,486,819	7.95	$ 9.56	1,239,648	$ 8.38

Employee Stock Purchase Plan. The Company established an Employee Stock Purchase Plan (the "ESPP") effective January 1, 2000, for all eligible employees. Under the ESPP, shares of the Company's common stock are purchased during annual offerings commencing on January 1 of each year. Shares are purchased at three-month intervals at 85% of the lower of the fair market value on the first day of the offering or the last day of each three-month purchase period. Employees may purchase shares having a value not exceeding 15% of their annual compensation, or $25,000, whichever is less. During the years ended July 31, 2003, 2002 and 2001, employees purchased 52,774, 77,581 and 57,449 shares, respectively, at an average price of $6.75 per share, $3.06 per share and $2.13 per share, respectively. At July 31, 2003, 107,316 shares were reserved for future issuance under the ESPP.

Common Stock Warrants. Warrants to purchase 414,116 shares of the Company's common stock at an exercise price of $8.48 per share contained anti-dilution provisions that were triggered as a result of the issuance of 1,716,667 shares of Series A Convertible Preferred Stock at $6.00 per share and the issuance of warrants to purchase 1,372,071 shares of common stock at $3.8685 per share in connection with the private placement of subordinated debt. As a result, the exercise price of such warrants were reset at $3.8685 and the number of shares of common stock for which those warrants are exercisable was increased by 589,467 shares to 1,003,583 shares, which, if the warrants are exercised, will result in additional dilution for existing stockholders.

The Company has issued common stock warrants in connection with various debt, equity and acquisition transactions. At July 31, 2003, warrants to purchase a total of 1,299,093 shares of common stock were outstanding, fully vested and exercisable for various periods extending as long as through December 31, 2008, with exercise prices ranging from $3.87 to $15.79 per share. Interest expense related to the outstanding warrants was $2,666, $744 and $30 respectively, for the years ended July 31, 2003, 2002 and 2001. The fair value of each warrant is estimated on the date of grant using an option pricing model with the following weighted average assumptions used for all grants: expected lives of five to ten years; expected volatility ranging from 30% to 91%; expected dividends of zero and a risk-free interest rate ranging from 3.5% to 5.8%.

For all applicable warrant prices, weighted average characteristics of outstanding stock warrants at July 31, 2003 were as follows:

	Outstanding Warrants			Exercisable Warrants	
Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Price	Shares	Weighted Average Price
$ 3.87	851,128	1.76	$ 3.87	851,128	$ 3.87
$ 8.48	117,965	1.10	8.48	117,965	8.48
$ 15.79	330,000	0.17	15.79	330,000	15.79
	1,299,093	1.30	$ 7.32	1,299,093	$ 7.32

The Company has reserved 6,824,118 authorized shares of common stock for future issuance as of July 31, 2003.

16. Supplemental Information to Consolidated Statements of Cash Flows

The Company had certain non-cash investing and financing activities during the years ended July 31, 2003, 2002 and 2001 as follows:

	2003	2002	2001
Property, plant and equipment acquired under capital lease obligations	$ 753	$ —	$ —
Stock issued and liabilities assumed in connection with acquisition transactions	29,368		8,831
Notes receivable exchanged for the purchase of assets	—	129	157
Warrants issued in connection with debt, equity and acquisition transactions	843	—	3,526
Advances to R4 Tech exchanged for the purchase of property, plant and equipment	—	7,599	—
Accreted preferred dividends	71	1,789	770

Interest paid during the years ended July 31, 2003, 2002 and 2001 was $4,079, $5,382 and $4,339, respectively.

17. Acquisitions

QuickShip, Inc. On October 26, 2000, the Company completed the acquisition of QuickShip, Inc. a retail shipping service company previously based in Lenexa, Kansas. QuickShip, a wholly owned subsidiary of the Company, offers its service at over 250 retail locations in 26 states. The aggregate purchase price, including certain acquisition costs, was approximately $9,803, comprised of approximately $972 in cash and deferred payments, $86 in a five-year warrant to purchase 100,000 shares of common stock, $1,945 in liabilities assumed and $6,800 paid in the form of shares of Series A Convertible Preferred Stock at $6.00 per share. This acquisition was accounted for as a purchase. The purchase price was allocated based on an independent valuation as follows: approximately $7,433 to intangibles, approximately $2,201 to property, plant, and equipment consisting primarily of software and the balance to other assets and liabilities. The goodwill is not deductible for income tax purposes.

Distributors. In November 2002, the Company acquired Platinum Propane, L.L.C. ("Platinum") and Ark Holding Company LLC ("Ark") and their respective subsidiaries (collectively "Company-owned distributors"), representing ten of the Company's 51 distributors. Platinum's five subsidiary distributors operate in Southern California, including Los Angeles and San Diego, Chicago, the Carolinas, Georgia and Florida. Ark's five subsidiary distributors operate in New Jersey, Seattle, Kansas City, Denver and Salt Lake City. Collectively, the territories served by the acquired distributors have historically represented approximately 45% of the Company's cylinder exchange revenues. The consolidated statements of operations include the results of Platinum and Ark effective November 1, 2002.

(In thousands, except share and per share data)

The aggregate purchase price for the two acquisitions was approximately $32,000. The consideration paid by the Company in the two acquisitions consisted of approximately 1.1 million restricted shares of common stock valued, based on the closing price of the Company's common stock on the Nasdaq National Market on November 22, 2002, at approximately $19,000, $3,100 in assumed debt satisfied at closing, $4,900 in advances, and $5,000 in liabilities assumed. On a preliminary basis, approximately $28,200 of the purchase price was allocated to goodwill, $2,800 was allocated to current assets and $1,200 was allocated to equipment, vehicles and other assets. The goodwill is not deductible for income tax purposes.

Cylinder Exchange Businesses. During fiscal 2003, 2002 and 2001, the Company completed two, three and four, respectively, cylinder exchange acquisitions for an aggregate cash purchase price of $3,700, $218 and $362, respectively, related to assets including cylinders, cylinder displays and other equipment and the right, title and interest in and to sellers' retail propane cylinder exchange accounts and locations.

Summary. During the years ended July 31, 2003, 2002 and 2001, the Company acquired cylinder exchange, Company-owned distributors and QuickShip assets described above under various agreements. These acquisitions are summarized as follows:

	2003	2002	2001
Net assets acquired including intangibles	**$35,434**	$ 218	$10,165
Assumed liabilities	**(10,138)**	—	(1,945)
Common stock and warrants issued	**(18,550)**	—	(6,886)
Cash paid for acquisitions	**$ 6,746**	$ 218	$ 1,334

The acquisitions were accounted for under the purchase method and, accordingly, the operating results from these acquisitions have been included in the Company's consolidated financial statements since the dates of acquisition. The following unaudited pro forma summary presents financial information for the Company for the years ended July 31, 2003, and 2002 as if the acquisitions had occurred on August 1, 2001. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisitions been made on August 1, 2001 or of future results.

(Unaudited)	**2003**	2002
Net revenues	**$ 257,900**	$ 205,313
Net income	**$ 13,666**	$ 7,267
Basic income per common share	**$ 0.83**	$ 0.57

18. Related Party Transactions

On September 7, 2000 the Company completed a private placement of 1,716,667 shares of its Series A Convertible Preferred Stock to two institutional investors under common management and three individuals, including Billy D. Prim, its Chairman, Chief Executive Officer and President, and Andrew J. Filipowski, its Vice Chairman, for an aggregate purchase price of approximately $10,300. Messrs. Prim and Filipowski invested $50 and $250 for 8,333 and 41,667 shares of Series A Convertible Preferred Stock, respectively (Note 15).

The Company leases some of their facilities from Billy D. Prim, the Company's Chairman and Chief Executive Officer, and from Rhino Real Estate, LLC, a company affiliated with Billy D. Prim and Andrew J. Filipowski, the Company's Vice Chairman. The leases expire on December 31, 2003, April 30, 2004 and October 31, 2007, respectively. The Company's rent expense for the years ended July 31, 2003, 2002 and 2001 was $433, $272 and $259. The Company has received an independent third-party determination to the effect that its leases are fair and within typical market conditions and believes that the terms of all of these leases are comparable to those that could have been obtained from unrelated third parties.

Uniflame Corporation leases its facility from H & M Enterprises, LLC, a company affiliated with Mac McQuilkin, the president of Uniflame. The lease terminates on March 31, 2005. Uniflame's rent expense for the years ended July 31, 2003, 2002 and 2001 was $317, $316 and $308, respectively. The Company's management believes that the terms of this lease are comparable to those that could have been obtained from unrelated third parties.

Blue Rhino has paid fees for software development and Internet hosting services provided by divine, inc. Andrew J. Filipowski was the Chairman of divine, inc. and is the Company's Vice Chairman. During the years ended July 31, 2003 and 2002, the Company paid fees to divine, inc. in the amount of $376 and $31, respectively. The Company's management believes that the terms of these services were comparable to those that could have been obtained from an unrelated third party.

Both Messrs. Prim and Filipowski served as directors for Platinum Propane Holding, LLC ("PPH") and Ark Holding Company, LLC ("Ark"). On November 30, 2001, Messrs. Prim and Filipowski unconditionally guaranteed and secured the payment of certain PPH obligations to its primary bank in a principal amount of up to $3,500. In November 2002, the Company acquired Platinum, a subsidiary of PPH, and Ark (Note 17). The consolidated statements of operations include the results of Platinum and Ark effective November 1, 2002.

The following represents transactions with PPH as of October 31, 2002, and July 31, 2002 and 2001, respectively, and for the three month period ended October 31, 2002, and years ended July 31, 2002 and 2001, respectively:

	2003	2002	2001
Advances	**$ 4,837**	$ 2,586	$ 2,637
Cost of sales	**6,949**	22,947	16,439
Interest income	**94**	303	162
Lease income	**397**	1,592	1,494

19. Defined Contribution Plan

The Company maintains a defined contribution employee benefit plan ("401(k) plan"), which covers all employees over 21 years of age who have completed a minimum of six months of employment. Employee contributions are matched by the Company up to a specific amount under the provisions of the 401(k) plan. Company contributions during the years ended July 31, 2003, 2002 and 2001 were approximately $234, $161 and $135, respectively.

20. Commitments and Contingencies

The Company leases certain facilities, vehicles and equipment under non-cancelable operating leases with original terms ranging from 36 to 60 months (Note 18). Additionally, the Company has certain computer hardware and software maintenance and support agreements. Rent expense and fees on these non-cancelable operating leases and service agreements from both affiliates and non-affiliates for the years ended July 31, 2003, 2002 and 2001 was $2,714, $1,427 and $1,034, respectively.

Future minimum payments at July 31, 2003 under non-cancelable operating leases and service agreements with initial or remaining terms of one year or more to both affiliates and non-affiliates are $1,422 in 2004, $715 in 2005, $344 in 2006, $223 in 2007, and $53 in 2008.

The Company currently has capital commitments outstanding of approximately $2.5 million relating to machinery and equipment associated with three new cylinder refilling and refurbishing facilities in Los Angeles, Chicago and Denver and two mobile filling modules. The Company expects these commitments will be satisfied by the spring of 2004.

Patent Lawsuit and Related Proceedings. On August 8, 2003, American Biophysics Corporation ("ABC") filed a patent infringement suit against the Company in the U.S. District Court for the District of Rhode Island. ABC alleges that the SkeeterVac®, mosquito elimination product infringes certain patents of ABC. The complaint seeks treble damages and attorneys' fees. Also on August 8, 2003, ABC filed a complaint against the Company with the United States International Trade Commission ("ITC") pursuant to Section 337 of the Tariff Act of 1930, as amended ("Section 337"). That complaint requests that the ITC institute an investigation regarding alleged violations of Section 337 based upon the importation into the United States by the Company and/or the offer for sale and sale within the United States after importation of SkeeterVac®, products that allegedly infringe certain ABC patents. ABC also requested that the ITC issue a permanent exclusion order pursuant to Section 337, which would exclude further entry into the United States of the allegedly infringing products, and a permanent cease and desist order under Section 337, which would prohibit the importation into the United States, the sale for importation, and/or sale within the United States after importation, of allegedly infringing products. On August 13, 2003, the Company's subsidiary, Blue Rhino Consumer Products, LLC ("BRCP"), filed suit against ABC in the U.S. District Court for the Middle District of North Carolina seeking a declaration that BRCP's SkeeterVac®, product does not infringe ABC's patents. On August 14, 2003, BRCP and another Company subsidiary, CPD Associates, Inc. ("CPD"), filed a lawsuit in the Superior Court of North Carolina, Forsyth County, against ABC asserting unfair and deceptive trade practices, unfair competition under North Carolina common law, tortious interference with business relations and prospective economic advantage, violations of Section 43(a) of the Lanham Act, and violation of the Anticybersquatting Consumer Protection Act. The complaint seeks, among other relief against ABC, a permanent injunction, treble damages, punitive damages, attorneys' fees and other costs and expenses. This case has been removed to the U.S. District Court for the Middle District of North Carolina. The Company believes that ABC's claims against it are without merit and intends to vigorously defend itself.

Securities Class Actions and Shareholder Derivative Actions. On May 19, 2003, George Schober filed a shareholder securities class action lawsuit in the United States District Court for the Central District of California, styled as George Schober, et al. v. Blue Rhino Corp., et al., No. 03-CV-3495 NM (AJWx), naming the Company, along with four of its officers and directors, as defendants. The plaintiff seeks to represent a class of investors who purchased the Company's publicly-traded securities between August 2002 and February 2003. The plaintiff alleges violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. In particular, the plaintiff has alleged that the Company and the individual defendants violated the federal securities laws by, among other things, making materially false and misleading statements and/or failing to disclose material facts related to the financial performance of the Company, the impact of overfill prevention device regulations on the Company's business, the financial position of distributors Ark and Platinum, and the Company's acquisition of Ark and Platinum. The complaint seeks unspecified damages, plus reasonable costs and expenses, including attorneys' fees and experts' fees. Six tag-along securities class actions arising out of the same facts and circumstances as the Schober action were subsequently filed in the same court. The cases have been consolidated into a single action and Andy Lee, Charles Anderberg and Steven Lendeman have been designated as lead plaintiffs. On May 22, 2003, Richard Marcoux filed a shareholder derivative action in the Superior Court of California, Los Angeles County, naming all directors and certain officers of the Company as individual defendants and the Company as a nominal defendant. On June 19, 2003, Randy Gish filed a substantially similar derivative action in the same court. Both the Marcoux and Gish actions were removed to the U.S. District Court for the Central District of California. The Marcoux case was subsequently remanded to Los Angeles Superior Court, but motions are pending to dismiss or stay that matter. The derivative actions arise out of substantially similar facts and circumstances as the securities class actions, and allege violations of the California Corporations Code, breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment.The Company believes that all of the foregoing securities class actions and derivative actions are without merit and intends to vigorously defend against these actions.

Settlement of Lawsuit with Former Independent Auditor. On March 7, 2003, pursuant to a negotiated settlement agreement, the Company dismissed its lawsuit against PricewaterhouseCoopers ("PwC") by filing a Voluntary Dismissal with Prejudice in the Superior Court of Forsyth County, North Carolina. This lawsuit had alleged violations of professional standards by PwC and failure to comply with contractual obligations during PwC's engagement as the Company's auditor. The net proceeds in the settlement were recognized in the Company's fiscal third quarter and, after attorneys' fees and other third quarter litigation expenses, were approximately $2.5 million. The specific terms of the settlement are confidential.

The Company is also a party to litigation, which it considers routine and incidental to its business. Management does not expect the results of any of these other actions to have a material adverse effect on the Company's business, results of operations or financial condition.

(In thousands, except share and per share data)

21. Segment Information

The Company has two reportable segments: cylinder exchange and products and other. The cylinder exchange segment relates to cylinder exchange transactions and lease income from cylinders and cylinder displays. The products and other segment includes the activities required to sell patio heaters, grills, mosquito eliminators, fireplace accessories and garden products. In addition, the financial information related to QuickShip, a retail shipping services company acquired in October 2000, is included within the products and other segment as it is not currently significant on a stand-alone basis (Note 17). For the years ended July 31, 2003, 2002 and 2001, QuickShip had a loss from operations of ($1,406), ($2,020) and ($2,126), respectively.

The Company evaluates performance and allocates resources based on several factors, of which the primary financial measure is business segment operating income, defined as earnings before interest, taxes, depreciation and amortization before other non-operating expenses ("EBITDA"). Management of the Company believes that EBITDA is a useful measure of operating performance at a segment level as it is an important indicator of the ability of each segment to provide cash flows to service debt and fund working capital requirements and eliminates the uneven effect between our segments of non-cash depreciation of tangible assets and amortization of certain intangible assets. In addition, management currently uses EBITDA performance objectives at a segment level as the basis for determining incentive compensation. EBITDA as presented may not be comparable to similarly titled measures used by other entities. EBITDA should not be considered in isolation from, or as a substitute for, net income or cash flows from operating activities prepared in accordance with generally accepted accounting principles as an indicator of operating performance or as a measure of liquidity. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note 2). There are no significant inter-segment revenues.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and operational strategies. The Company's selected segment information as of and for the years ended July 31, 2003, 2002, and 2001 is as follows:

	2003	2002	2001
Net revenues:			
Cylinder exchange	$170,954	$127,944	$ 85,666
Products and other	87,268	77,641	52,291
	$258,222	$205,585	$137,957
Segment EBITDA:			
Cylinder exchange	$ 31,252	$ 20,691	$ 10,219
Products and other	2,482	3,568	2,267
Total segment EBITDA	33,734	24,259	12,486
Depreciation and amortization	9,261	7,888	8,461
Interest expense	7,784	6,217	5,134
Loss on investee	455	714	2,572
Nonrecurring items	—	—	449
Other, net	(2,513)	(422)	(301)
Income taxes	2,217	47	123
Net income	$ 16,530	$ 9,815	$ (3,952)
Total assets:			
Cylinder exchange	$164,280	$110,870	$ 93,594
Products and other	46,525	32,503	33,750
	$210,805	$143,373	$127,344

The following items are included in income (loss) before income taxes:

	2003	2002	2001
Equity in loss of equity method investees:			
Cylinder exchange	$ 455	$ 714	$ 2,572
Products and other	—	—	—
	$ 455	$ 714	$ 2,572
Depreciation and amortization:			
Cylinder exchange	$ 8,401	$ 7,132	$ 5,965
Products and other	860	756	2,496
	$ 9,261	$ 7,888	$ 8,461

The following items are included in the determination of identifiable assets:

	2003	2002	2001
Investments in equity method investees:			
Cylinder exchange	$ —	$ —	$ 455
Products and other	—	—	—
	$ —	$ —	$ 455
Capital expenditures:			
Cylinder exchange	$18,885	$19,519	$10,844
Products and other	988	273	152
	$19,873	$19,792	$10,996
Goodwill:			
Cylinder exchange	$40,543	$ 9,558	$ 9,519
Products and other	21,083	21,083	21,144
	$61,626	$30,641	$30,663

22. Quarterly Financial Data (unaudited)

Fiscal 2003 Quarter Ended (In thousands, except per share data)	October 31	January 31	April 30	July 31
Net revenues	$ 54,815	$ 58,054	$ 59,900	$ 85,452
Total operating costs and expenses	51,901	55,768	5 5,731	70,348
Income from operations	2,914	2,286	4,169	15,104
Net income	$ 1,259	$ 916	$ 4,290	$ 10,064
Preferred dividends	71	—	—	—
Income available to common stockholders	$ 1,188	$ 916	$ 4,290	$ 10,064
Per share data:				
Basic earnings per common share	$ 0.08	$ 0.06	$ 0.24	$ 0.57
Diluted earnings per common share	$ 0.07	$ 0.05	$ 0.22	$ 0.50

Fiscal 2002 Quarter Ended (In thousands, except per share data)	October 31	January 31	April 30	July 31
Net revenues	$ 36,546	$ 38,759	$ 58,933	$ 71,347
Total operating costs and expenses	34,155	37,064	55,087	62,907
Income from operations	2,391	1,695	3,846	8,440
Net income (loss)	$ 573	$ (91)	$ 2,354	$ 6,979
Preferred dividends	466	641	537	145
Income (loss) available to common stockholders	$ 107	$ (732)	$ 1,817	$ 6,834
Per share data:				
Basic earnings (loss) per common share	$ 0.01	$ (0.06)	$ 0.15	$ 0.49
Diluted earnings (loss) per common share	$ 0.01	$ (0.06)	$ 0.12	$ 0.40

Note: Quarterly amounts may not add to annual amounts due to the effect of rounding on a quarterly basis.

Report of Independent Accountants

To the Stockholders and Board of Directors
of Blue Rhino Corporation:

We have audited the accompanying consolidated balance sheets of Blue Rhino Corporation and subsidiaries as of July 31, 2003, and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blue Rhino Corporation at July 31, 2003, and 2002, and the consolidated results of their operations and cash flows for each of the three years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 7 to the financial statements the Company adopted Statement of Financial Accounting Standard No. 142, requiring the Company to cease the amortization of goodwill and instead review goodwill for impairment on adoption and annually thereafter.

Ernst + Young LLP

Greensboro, North Carolina
September 16, 2003,
except for the last paragraph of Note 2
as to which the date is October 8, 2003

Market For The Registrant's Common Equity

and Related Stockholder Matters

Our common stock is traded on the The Nasdaq Stock Market under the symbol "RINO." The table below shows the high and low per share sales prices of our common stock for the periods indicated, as reported by The Nasdaq Stock Market. As of September 30, 2003, there were 140 record holders of our common stock.

	Price Range of Common Stock	
	High	**Low**
Fiscal Year Ended July 31, 2003		
First Quarter	**$ 17.71**	**$ 10.26**
Second Quarter	**19.40**	**14.69**
Third Quarter	**14.29**	**9.32**
Fourth Quarter	**15.89**	**10.91**

	Price Range of Common Stock	
	High	Low
Fiscal Year Ended July 31, 2002		
First Quarter	$ 4.88	$ 3.00
Second Quarter	7.54	4.50
Third Quarter	9.57	6.90
Fourth Quarter	14.57	8.60

We have never declared nor paid any cash dividends on shares of our common stock. We currently intend to retain all earnings for future growth and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Payments of cash dividends are prohibited by certain of our existing financing agreements and may be prohibited in the future under then existing financing agreements. Even if not prohibited by our financing agreements, the payment of cash dividends in the future will be at the discretion of the Board of Directors and subject to applicable law, and there can be no assurance that we will pay any dividends in the future.

Board of Directors

Billy D. Prim
Chairman of the Board and
Chief Executive Officer,
Blue Rhino Corporation

Andrew ("Flip") J. Filipowski
Vice Chairman of the Board,
Blue Rhino Corporation;
Chairman and Chief Executive Officer,
SilkRoad Technology, Inc.

Mark Castaneda
Chief Financial Officer,
Blue Rhino Corporation

Richard A. Brenner
Chief Executive Officer,
Amarr Garage Doors

John H. Muehlstein
Managing Partner,
Pedersen & Houpt, P.C.

Steven D. Devick
Chief Executive Officer, DDE, Inc.

Robert J. Lunn
Managing Partner, Lunn Partners, LLC

David L. Warnock
Managing Partner, Camden Partners, Inc.

EXECUTIVE OFFICERS

Billy D. Prim
Chairman of the Board and
Chief Executive Officer

Tim Scronce
President and Chief Operating Officer

Mark Castaneda
Chief Financial Officer

Malcolm McQuilkin
CEO, Blue Rhino Global Sourcing, LLC

Robert S. Travatello
Chief Information Officer

D. Scott Coward
General Counsel and Corporate Secretary

Corporate Headquarters
104 Cambridge Plaza Drive
Winston-Salem, NC 27104
Tel: 336-659-6900
Fax: 336-659-6750

Annual Shareholders' Meeting
The Annual Meeting of Shareholders will begin at 10:30 AM, December 16, 2003 at Bermuda Run Country Club, Bermuda Run, NC

Request for Corporate Information
The Company's annual and quarterly reports filed with the Securities and Exchange Commission along with other corporate information will be furnished upon request to Investor Relations at the Corporate Headquarters, or you may view them online at http://www.bluerhino.com.

Investor Relations
Lori Hall
Investor Relations Manager
336-659-6988

Legal Counsel
Womble Carlyle Sandridge & Rice, PLLC
One West Fourth Street
Winston-Salem, NC 27101

Independent Certified Public Accountant
Ernst & Young LLP
202 CentrePort Drive
Suite 200
Greensboro, NC 27409

Registrar and Transfer Agent
LaSalle Bank N.A.
135 South LaSalle Street
Chicago, IL 60603

Blue Rhino Corporation
104 Cambridge Plaza Drive
Winston-Salem, NC 27104 USA